UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent and Consolidated Interim Financial Information as of and the Three-month period Ended March 31, 2021 and Report on Review of Interim Financial Information	2
2.	1Q21 Earnings Release	131

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Interim Financial Information as of and the

Three-month Period

Ended March 31, 2021 and

Report on Review of Interim Financial

Information

KPMG Auditores Independentes

1

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Interim Financial Information

As of and the Three-month Period Ended March 31, 2021 and 2020

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the Review of quarterly Information – ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended March 31, 2021, which comprise the statements of financial position as of March 31, 2021 and related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1)  Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review

Scope of the review

Our review was conducted in accordance with the Brazilian and international Review Standards of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the three-month period ended March 31, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, according to the criteria defined in this Standard and consistently in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 05, 2021

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Marcio Serpejante Peppe
Accountant CRC 1SP233011/O-8

3

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Assets
Current assets
Cash and cash equivalents	4.a	946,757	948,649	3,933,203	2,661,494
Financial investments and hedging instruments	4.b	388,031	88,100	3,553,474	5,033,258
Trade receivables	5.a	-	-	3,702,468	3,318,927
Reseller financing	5.b	-	-	538,368	549,129
Inventories	6	-	-	4,491,697	3,846,196
Recoverable taxes	7.a	325	154	1,077,666	1,044,850
Recoverable income and social contribution taxes	7.b	39,997	47,913	404,985	366,080
Dividends receivable		213	150,301	1,164	1,152
Other receivables		86,270	58,300	63,518	56,955
Prepaid expenses	10	12,032	3,684	162,002	132,122
Contractual assets with customers – exclusive rights	11	-	-	490,869	478,908
Total current assets		1,473,625	1,297,101	18,419,414	17,489,071

Non-current assets
Financial investments and hedging instruments	4.b	-	-	1,014,371	977,408
Trade receivables	5.a	-	-	60,845	72,195
Reseller financing	5.b	-	-	407,450	419,255
Related parties	8.a	400,000	753,459	7,852	2,824
Deferred income and social contribution taxes	9.a	62,160	64,993	1,061,363	974,711
Recoverable taxes	7.a	-	-	1,470,445	1,474,808
Recoverable income and social contribution taxes	7.b	39,445	39,446	260,247	261,205
Escrow deposits	22.a	2	2	950,363	949,796
Indemnification asset – business combination	22.c	-	-	204,508	204,439
Other receivables		-	-	21,031	20,238
Prepaid expenses	10	3,081	3,888	59,459	70,507
Contractual assets with customers – exclusive rights	11	-	-	1,270,606	1,227,423
Total long term assets		504,688	861,788	6,788,540	6,654,809
Investments
In subsidiaries	12.a	10,327,582	10,530,177	-	-
In joint ventures	12.a; 12.b	-	-	140,886	139,100
In associates	12.c	-	-	25,839	25,588
Others		-	-	2,793	2,793
		10,327,582	10,530,177	169,518	167,481

Right-of-use assets	13	34,833	35,062	2,125,254	2,150,286
Property, plant, and equipment	14	25,045	14,328	8,176,113	8,005,860
Intangible assets	15	253,781	254,242	1,792,355	1,782,655
Total non-current assets		11,145,929	11,695,597	19,051,780	18,761,091
Total assets		12,619,554	12,992,698	37,471,194	36,250,162

The accompanying notes are an integral part of the interim financial information.

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	16	1,052,507	1,038,499	2,277,938	2,306,036
Debentures	16.f	2,169	9,996	971,281	949,908
Trade payables	17	29,319	16,870	2,610,195	2,745,019
Trade payables – reverse factoring	17	-	-	1,915,949	1,295,633
Salaries and related charges	18	31,176	42,400	384,667	468,630
Taxes payable	19	608	812	342,740	286,014
Dividends payable	25.h	17,132	439,094	22,690	442,133
Income and social contribution taxes payable		-	4,264	98,119	169,317
Post-employment benefits	20.b	-	-	27,125	27,077
Provision for asset retirement obligation	21	-	-	4,372	4,267
Provision for tax, civil, and labor risks	22.a	-	-	41,690	43,660
Leases payable	13	4,922	4,688	263,146	260,189
Other payables		16,357	10,157	242,370	224,676
Deferred revenue	23	-	-	16,320	18,282
Total current liabilities		1,154,190	1,566,780	9,218,602	9,240,841

Non-current liabilities			-
Loans, financing and hedge derivative financial instruments	16	-	-	9,329,233	8,526,064
Debentures	16.f	1,724,302	1,724,117	6,027,810	5,594,208
Related parties	8.a	4,730	5,272	3,606	3,711
Deferred income and social contribution taxes	9.a	-	-	17,416	12,732
Post-employment benefits	20.b	2,626	2,527	258,969	257,647
Provision for asset retirement obligation	21	-	-	50,264	49,168
Provision for tax, civil, and labor risks	22.a; 22.c	280	280	859,118	854,385
Leases payable	13	33,047	33,246	1,530,684	1,573,099
Subscription warrants – indemnification	24	75,658	86,439	75,658	86,439
Provision for short-term liabilities of subsidiaries and joint venture	12.a; 12.b	36,072	35,794	-	2,096
Other payables		5,188	4,497	137,193	139,507
Total non-current liabilities		1,881,903	1,892,172	18,289,951	17,099,056

Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	25,975	22,404	25,975	22,404
Capital reserve	25.d	595,420	594,049	595,420	594,049
Treasury shares	25.c	(489,068)	(489,068)	(489,068)	(489,068)
Revaluation reserve on subsidiaries	25.e	4,291	4,337	4,291	4,337
Profit reserves	25.f	4,408,275	4,408,275	4,408,275	4,408,275
Retained earnings		132,288	-	132,288	-
Valuation adjustments	25.g.1	(584,916)	(464,990)	(584,916)	(464,990)
Cumulative translation adjustments	25.g.2	319,444	231,596	319,444	231,596
Additional dividends to the minimum mandatory dividends	25.h	-	55,391	-	55,391
Equity attributable to:
Shareholders of the Company		9,583,461	9,533,746	9,583,461	9,533,746
Non-controlling interests in subsidiaries		-	-	379,180	376,519
Total equity		9,583,461	9,533,746	9,962,641	9,910,265
Total liabilities and equity		12,619,554	12,992,698	37,471,194	36,250,162

The accompanying notes are an integral part of the interim financial information.

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Net revenue from sales and services	26	-	-	23,950,284	21,387,138
Cost of products and services sold	27	-	-	(22,234,378)	(19,977,191)

Gross profit		-	-	1,715,906	1,409,947

Operating income (expenses)
Selling and marketing	27	-	-	(654,573)	(614,631)
Expected losses on doubtful accounts		-	-	(3,940)	(30,275)
General and administrative	27	-	-	(468,690)	(409,881)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	1	-	8,076	6,938
Other operating income	29	-	-	52,602	159,573
Other operating expenses	29	(3,014)	(245)	(65,027)	(35,634)

Operating income before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(3,013)	(245)	584,354	486,037
Share of profit (loss) of subsidiaries, joint ventures and associates	12	144,053	154,849	(12,222)	(12,428)
Operating income before finance income (expenses) and income and social contribution taxes		141,040	154,604	572,132	473,609
Finance income	30	18,399	34,134	63,433	182,051
Finance expenses	30	(24,442)	(21,053)	(397,114)	(349,681)
Financial result, net	30	(6,043)	13,081	(333,681)	(167,630)
Income before income and social contribution taxes		134,997	167,685	238,451	305,979
Income and social contribution taxes
Current	9.b; 9.c	-	(170)	(106,454)	(108,289)
Deferred	9.b	(2,834)	(6,656)	5,433	(28,824)
		(2,834)	(6,826)	(101,021)	(137,113)
Net income for the year		132,163	160,859	137,430	168,866
Income attributable to:
Shareholders of the Company		132,163	160,859	132,163	160,859
Non-controlling interests in subsidiaries		-	-	5,267	8,007
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.1215	0.1480	0.1215	0.1480
Diluted	31	0.1208	0.1471	0.1208	0.1471

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Net income for the year		132,163	160,859	137,430	168,866
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	(117)	-	(117)	-
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(121,257)	(420,032)	(121,257)	(420,032)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	1,448	2,501	1,448	2,501
Cumulative translation adjustments and hedge of net investments in foreign operations, net	25.g.2	87,848	121,874	87,848	121,874
Total comprehensive income for the year		100,085	(134,798)	105,352	(126,791)
Total comprehensive income for the period attributable to shareholders of the Company		100,085	(134,798)	100,085	(134,798)
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	5,267	8,007

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2020		5,171,752	22,404	594,049	(489,068)	4,337	750,010	3,658,265	(464,990)	231,596	-	55,391	9,533,746	376,519	9,910,265
Net income for the year		-	-	-	-	-	-	-	-	-	132,163	-	132,163	5,267	137,430
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	25.g.1	-	-	-	-	-	-	-	(117)	-	-	-	(117)	-	(117)
Subsidiaries	12.a; 25.g.1	-	-	-	-	-	-	-	(121,257)	-	-	-	(121,257)	-	(121,257)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	1,448	-	-	-	1,448	-	1,448
Currency translation of foreign subsidiaries and the effect of net investments hedge, net of income taxes	12.a; 25.g.2	-	-	-	-	-	-	-	-	87,848	-	-	87,848	-	87,848
Total comprehensive income for the period		-	-	-	-	-	-	-	(119,926)	87,848	132,163	-	100,085	5,267	105,352
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	1,371	-	-	-	-	-	-	-	-	1,371	-	1,371
Equity instrument granted	25.b	-	1,617	-	-	-	-	-	-	-	-	-	1,617	-	1,617
Equity instrument granted of subsidiaries	12.a; 25.b	-	1,954	-	-	-	-	-	-	-	-	-	1,954	-	1,954
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(46)	-	-	-	-	46	-	-	-	-
Shareholder transaction – changes of investiments		-	-	-	-	-	-	-	-	-	79	-	79	-	79
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,606)	(2,606)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(55,391)	(55,391)	-	(55,391)
Balance as of March 31, 2021		5,171,752	25,975	595,420	(489,068)	4,291	750,010	3,658,265	(584,916)	319,444	132,288	-	9,583,461	379,180	9,962,641

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, except dividends per share)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	‐	261,470	9,458,255	376,920	9,835,175
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	‐	160,859	‐	160,859	8,007	168,866
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes:
Company	12.a; 25.g.1	-	-	-	-	-	-	-	(420,032)	-	-	-	(420,032)	-	(420,032)
Joint ventures	12.a; 25.g.1	-	-	-	-	-	-	-	2,501	-	-	-	2,501	-	2,501
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	‐	‐	‐	‐	‐	‐	‐	‐	121,874	‐	‐	121,874	‐	121,874
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(417,531)	121,874	160,859	‐	(134,798)	8,007	(126,791)
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	‐	‐	53,072	‐	‐	‐	‐	‐	‐	‐	‐	53,072	‐	53,072
Equity instrument granted os subsidiaries	25.b	‐	2,135	‐	‐	‐	‐	‐	‐	‐	‐	‐	2,135	‐	2,135
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	‐	‐	‐	‐	(46)	‐	‐	‐	‐	46	‐	‐	‐	-
Loss due to the payments fixed dividends to preferred shares		‐	‐	‐	‐	‐	‐	‐	‐	‐	(516)	‐	(516)	516	-
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(428)	(428)
Approval of additional dividends by the Shareholders’ Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(261,470)	(261,470)	‐	(261,470)
Balance as of March 31, 2020		5,171,752	14,105	595,472	(485,383)	4,476	705,341	3,290,073	(563,848)	224,301	160,389	‐	9,116,678	385,015	9,501,693

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Cash flows from operating activities
Net income for the year		132,163	160,859	137,430	168,866
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(144,053)	(154,849)	12,222	12,428
Amortization of contractual assets with customers – exclusive rights	11	-	‐	48,214	82,860
Amortization of right-of-use assets	13.a	1,503	512	87,329	77,867
Depreciation and amortization	14; 15	1,453	293	245,372	225,860
PIS and COFINS credits on depreciation	14; 15	-	-	4,334	4,527
Interest and foreign exchange rate variations		8,620	(627)	424,759	505,410
Deferred income and social contribution taxes	9.b	2,834	6,656	(5,433)	28,824
(Loss) Gain on disposal of property, plant, and equipment and intangibles	28	(1)	-	(8,076)	(6,938)
Expected losses on doubtful accounts	5	-	-	3,940	30,275
Provision for losses in inventories	6	-	-	(4,656)	(4,586)
Provision for post-employment benefits	20.b	99	-	8	5,156
Equity instrument granted	8.c	1,617	-	3,571	2,136
Provision of decarbonization - CBIO	29	-	-	32,640	-
Provision for tax, civil, and labor risks	22.a	-	82	3,582	11,989
Other provisions and adjustments		1,372	-	2,845	(3,221)
		5,607	12,926	988,081	1,141,453
(Increase) decrease in current assets
Trade receivables and reseller financing	5	-	-	(371,971)	416,525
Inventories	6	-	-	(640,845)	328,554
Recoverable taxes	7	7,745	(602)	(71,721)	11,146
Dividends received from subsidiaries and joint ventures		479,726	216,156	-	-
Other receivables		(27,970)	(24,622)	(6,563)	(42,936)
Prepaid expenses	10	(8,348)	(123)	(44,298)	(45,742)
Increase (decrease) in current liabilities
Trade payables	17	12,449	1,565	413,266	(309,616)
Salaries and related charges	18	(11,224)	20,090	(83,963)	(65,584)
Taxes payable	19	(204)	(197)	56,726	(24,757)
Income and social contribution taxes		(4,264)	47	24,162	(28,054)
Post-employment benefits	20.b	-	-	48	898
Other payables		6,198	1,313	(15,085)	(16,830)
Deferred revenue	23	-	-	(1,962)	(1,495)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	-	-	23,155	17,214
Recoverable taxes	7	-	-	5,321	(213,635)
Escrow deposits		-	15	(567)	(35,734)
Other receivables		-	-	(862)	191
Prepaid expenses	10	807	18	9,383	6,912

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Parent		Consolidated
		03/31/2021	03/31/2020	03/31/2021	03/31/2020
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	-	-	1,314	(3,267)
Other payables		151	672	(2,310)	(13,819)
Acquisition of CBIO	15	-	-	(20,825)	-
Payments of contractual assets with customers – exclusive rights	11	-	-	(35,881)	(145,429)
Payments of contingencies	22.a	-	-	(819)	(5,222)
Income and social contribution taxes paid		-	-	(95,360)	(38,781)
Net cash provided by operating activities		460,673	227,258	128,424	931,992
Cash flows from investing activities
Financial investments, net of redemptions	4.b	(295,637)	67,358	1,719,562	(143,310)
Acquisition of property, plant, and equipment	14	(11,709)	(2,220)	(247,775)	(177,378)
Acquisition of intangible assets	15	-	(10,985)	(31,931)	(43,191)
Capital increase in subsidiary	12.a	(12,640)	(3,010)	-	-
Capital increase in joint ventures	12.b	-	-	(15,000)	-
Related parties	8.a	353,459	-	(5,028)	-
Proceeds from disposal of property, plant, and equipment and intangibles		-	-	22,539	19,655
Net cash provided by (used in) investing activities		33,473	51,143	1,442,367	(344,224)
Cash flows from financing activities
Loans and debentures
Proceeds	16	-	-	463,012	240,674
Repayments	16	-	-	(126,491)	(89,535)
Interest paid	16	(16,623)	(43,083)	(50,508)	(90,361)
Payments of lease
Principal	13	(2,033)	(483)	(119,838)	(84,267)
Interest paid	13	(29)	(22)	(2,325)	(1,387)
Dividends paid	25.h	(477,353)	(259,937)	(477,440)	(260,635)
Related parties	8.a	-	-	(105)	(24)
Net cash used in financing activities		(496,038)	(303,525)	(313,695)	(285,535)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	14,613	76,389
Increase (decrease) in cash and cash equivalents		(1,892)	(25,124)	1,271,709	378,622
Cash and cash equivalents at the beginning of the year	4.a	948,649	42,580	2,661,494	2,115,379
Cash and cash equivalents at the end of the year	4.a	946,757	17,456	3,933,203	2,494,001
Transactions without cash effect:
Addition on right-of-use assets and leases payable	13.a	1,328	-	58,576	169,417
Addition on contractual assets with customers – exclusive rights	11	-	-	72,226	14,892
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	1,371	53,072	1,371	53,072

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2021%		03/31/2020%		03/31/2021%		03/31/2020%
Revenue
Gross revenue from sales and services, except rents and royalties	26	-		-		25,344,980		22,966,345
Rebates, discounts, and returns	26	-		-		(339,108)		(472,125)
Expected losses on doubtful accounts	5	-		-		(3,940)		(30,275)
Amortization of contractual assets with customers – exclusive rights	11	-		-		(48,214)		(82,860)
Provision for loss on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	-		-		(4,349)		130,877
		-		-		24,949,369		22,511,962
Materials purchased from third parties
Raw materials used		-		-		(1,660,421)		(1,334,286)
Cost of goods, products, and services sold		-		-		(20,727,448)		(18,919,208)
Third-party materials, energy, services, and others		42,517		36,501		(679,341)		(537,057)
Provisions for losses of assets		-		-		(10,911)		(7,890)
		42,517		36,501		(23,078,121)		(20,798,441)
Gross value added		42,517		36,501		1,871,248		1,713,521
Deductions
Depreciation and amortization	13.a; 14; 15	(2,956)		(805)		(332,701)		(303,727)
PIS and COFINS credits on depreciation	14; 15	-		-		(4,334)		(4,527)
		(2,956)		(805)		(337,035)		(308,254)
Net value added by the Company		39,561		35,696		1,534,213		1,405,267
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	144,053		154,849		(12,222)		(12,428)
Rents and royalties	26	-		‐		34,215		34,762
Financial income	30	18,399		34,134		61,568		182,051
		162,452		188,983		83,561		204,385
Total value added available for distribution		202,013		224,679		1,617,774		1,609,652
Distribution of value added
Labor and benefits		33,768	17	27,987	12	519,911	32	449,143	28
Taxes, fees, and contributions		9,878	5	12,718	6	612,453	38	689,730	43
Financial expenses and rents		26,204	13	23,115	10	347,980	22	301,913	19
Retained earnings		132,163	65	160,859	72	137,430	8	168,866	10
Value added distributed		202,013	100	224,679	100	1,617,774	100	1,609,652	100

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”) and digital payments and electronic retail segment (“Abastece aí”). The information about segments are disclosed in Note 32.

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state and municipal governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the coronavirus pandemic, the Company and its subsidiaries acted in numerous initiatives to ensure the safety and security of its employees and the stability and continuity of its operations and partners, the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, with all the necessary support for the operational continuity. In addition to basic safety concerns with employees, companies implemented several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following the principle of valuing people.

The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health and security of employees and partners.

Uncertainty remains uncertain to what extent the financial information, after March 31, 2021, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of these financial statements, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

13

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Operational impacts

The implemented measures of social isolation, restrictions on the movement of people and the operation of certain businesses due to pandemic continued to impact economic activity in Brazil in this first quarter of 2021. With respect the operations of the Company and its subsidiaries, the main effects were felt by Ultragaz, Ipiranga and Extrafarma.

Ultragaz's sales volume in the first quarter of 2021 decreased by 4% in relation to the same period of the previous year, due to the 5% reduction in sales in the bottled segment, mainly in the Southeast region, and influenced by the initial effects of the pandemic on the demand for LPG cylinders in March 2020, when there was a significant temporary increase in the product. In the bulk segment, the volume was 1% lower, due to lower sales to businesses and services, resulting from the effects of the pandemic, partially offset by higher sales to industries.

Ipiranga presented in the first quarter of 2021 a reduction of 2% in the volume sold in relation to the same period of the previous year, with a decrease of 6% in the Otto cycle, reflecting the restriction measures imposed by the pandemic, and a 1% growth in diesel. In 2020, January and February were months of growth compared to the previous year, and the first impacts of the pandemic were felt from the second half of March. In 2021, volumes started the year impacted by the pandemic, but the effects of the new restrictions from March 2021 were less severe than in the previous year.

At Extrafarma, during the first quarter of 2021, approximately 5% of stores were temporarily closed, during the red phase of the pandemic.

Main risks and associated measures

Credit risk - The actions taken by the Company and its subsidiaries throughout 2020 softened the impacts of the pandemic on Ipiranga’s clients' financial condition and, consequently, mitigated its potential effects on Ipiranga's default rates, that remained at the same levels as 2020. The effects of expected losses on doubtful accounts of quarter ended March 31, 2021 are disclosed in Notes 5 and 33.d.

Risk of realization of deferred tax assets - the Company and its subsidiaries realized technical feasibility study of the constitution and realization of deferred tax credits, considering the current projections approved by the Board of Directors for each business segment and did not identify the need for write-offs for the period ended on March 31, 2021.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk – The Company and its subsidiaries presented variations in their net debt position compatible with the results and the seasonality of their businesses.

The management of the Company and its subsidiaries continue maintaining discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital without compromising sustainable business growth.

14

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Clarifications on the cyber incident

According communication sent to the market on January 12, 2021 and January 25, 2021, the Company suffered on January 11, 2021 a cyber incident of type ransomware in its information technology environment.

As a precautionary measure, the Company interrupted its systems, partially affecting, for a short period of time, the operations of its subsidiaries. Immediately, all security and control measures were adopted to remedy the situation and as of January 14, 2021 the operational systems of the Company and its subsidiaries began to be gradually restored, with caution and security, according with the priority and relevance of each affected process. Since January 25, 2021, as communicated to the market on that date, all the critical information systems of the Company and its subsidiaries are in full operation.

The Company has a specific insurance policy for cyber incidents (see Note 34.b), which has already been duly activated.

2. Presentation of interim financial information and summary of significant accounting policies

The parent’s separate and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and the in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in these interim financial information.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation and freight mode of delivery. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers. At Ultracargo, the revenue provided from storage services is recognized as services are performed. At Abastece aí, the revenue provided from storage services of digital payments is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

15

  Ultrapar Participações S.A. and Subsidiaries

  Notes to the Parent’s Separate and Consolidated Interim Financial Information

  (In thousands of Brazilian Reais, unless otherwise stated)

  Amortization of contract  ual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

  The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills each performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

  Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

  Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

  Exchange variations and the results of derivative finance instruments are presented in the statement of profit and loss on financial expenses.

  Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 16,634 for the three-month period ended March 31, 2021 (R$ 14,110 for the three-month period ended March 31, 2020).

  b. Cash and cash equivalents

  Includes cash, banks deposits, and short-term up to 90 days of maturity, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

  c. Financial assets

  The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

    Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

16

  Ultrapar Participações S.A. and Subsidiaries

  Notes to the Parent’s Separate and Consolidated Interim Financial Information

  (In thousands of Brazilian Reais, unless otherwise stated)

    Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

    Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

  The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

    Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

    Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

  Hedge accounting – hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 33.

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced to the counterparty that the Company subsidiaries are entitled (see Notes 5.a and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products and development of the automotive fuels and lubricants distribution market (see Notes 5.b and 33.d.3). The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h. Right-of-use assets and leases payable

The Company and its subsidiaries recognized in the financial position, a right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right-of-use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention in purchasing the underlying asset. The Company and its subsidiaries periodically review the existence of an indication that the right-of-use assets may be impaired (see Note 2.u).

Right-of-use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i. Property, plant, and equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leases hold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

  The Decarbonization Credits (CBIOS) acquired are recorded at historical cost in intangible assets and are not amortized. These assets are used to settle the provision of CBIOS constituted.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred, less the provisions for losses and, if applicable, adjusted to present value.

l. Financial liabilities

The financial liabilities include trade payables, other payables, financing, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

m. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year, the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve, in subsidiaries shareholders' equity, and is excluded from the dividend calculation base and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the asset. The amounts recognized as a liability accrue inflation effect using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

r. Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

s. Basis for translation of interim financial information of foreign subsidiaries

s.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in the “cumulative translation adjustments” and will be recognized in profit or loss if and when these investments are disposed of. The balance in cumulative translation adjustments on March 31, 2021 was a gain of R$ 319,444 (gain of R$ 231,596 on December 31, 2020), see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i) The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2 Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the three-month period ended March 31, 2021 amounted to R$ 11,925 (gain of R$ 28,021 for the three-month period ended March 31, 2020).

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t. Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right-of-use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of assets

The Company and its subsidiaries review in every reporting period the existence of any indication that an asset may be impaired. To intangible assets with indefinite useful life the review is done annually. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized on March 31, 2021.

v. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisitions are recorded in the statement of profit or loss when incurred. For the three-month period ended on March 31, 2021 there are not business combinations.

w. Statements of value added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly traded companies in Brazil, according to Law 11,638/07 and as supplemental information for the IFRS, which does not require the presentation of DVA.

x. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions, in the investing activities.

y. Adoption of the pronouncements issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB which are effective and could have impact in these interim financial information to March 31, 2021 that have not been adopted by the Company.

Some of the Company's subsidiaries have debts and derivative instruments indexed to LIBOR (see Notes 16.c.1, 16.d and 33.g). In order to be prepared for the transition of the IBORs, the Company is monitoring the pronouncements of the authorities, as well as the measures that have been adopted, aiming at the adaptation of the various financial instruments to the new benchmarks. Currently, there is no impact of the change in LIBOR on the Company's operations.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

z. Authorization for issuance of the financial statements

These interim financial information were authorized for issuance by the Board of Directors on May 5, 2021.

3. Principles of consolidation and investments in subsidiaries

a. Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2021		12/31/2020
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A. (2)	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
UVC Investimentos Ltda. (3)	Brazil	Others	-	99	-	99
Centro de Conveniências Millennium Ltda. and subsidiaries (4)	Brazil	Ipiranga	100	-	100	-
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC – Fundo de investimento em participações multiestratégia investimento no exterior (5)	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A. (6)	Brazil	Abastece aí	100	-	100	-

The percentages in the table above are rounded.

(1) Non operating company in closing phase.

(2) In October 2020 there was a change in the share capital of the company Utingás, which became controlled by Companhia Ultragaz S.A. (“Ultragaz”).

(3) Subsidiary created in January 2020 to provide valuation, business management and financial advisory services to UVC - Fundo de investimento em participações multiestratégia investimento no exterior. In September 2020 the company’s name was changed to “UVC Investimentos Ltda”.

(4) In May 2020 there was a change in the participation of the capital of the subsidiary Millennium which became a direct subsidiary of the Company.

(5) Fund constituted on January 2020, the UVC has the purpose to invest in promising companies that can leverage or complement the Company's business, besides to supporting the mapping and sharing of startups and new technologies.

(6) Subsidiary created in July 2020, focused on digital payments and electronic retail, uniting the “abastece aí” app and the “Km de Vantagens” program.

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 8,501,048 as of March 31, 2021 (R$ 8,672,160 as of December 31, 2020) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Cash and bank deposits
In local currency	3,522	9,419	239,104	285,306
In foreign currency	-	-	220,393	119,775
Financial investments considered cash equivalents
In local currency
Fixed-income securities	943,235	939,230	3,441,797	2,241,852
In foreign currency
Fixed-income securities	-	-	31,909	14,561
Total cash and cash equivalents	946,757	948,649	3,933,203	2,661,494

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments which are not classified as cash and cash equivalents are presented as follows:

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Financial investments
In local currency
Fixed-income securities and funds	388,031	88,100	2,088,829	3,749,852
In foreign currency
Fixed-income securities and funds	-	-	1,378,702	1,278,940
Currency and interest rate hedging instruments (a)	-	-	1,100,314	981,874
Total financial investments	388,031	88,100	4,567,845	6,010,666
Current	388,031	88,100	3,553,474	5,033,258
Non-current	-	-	1,014,371	977,408

(a) Accumulated gains, net of income tax (see Note 33.i).

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	03/31/2021	12/31/2020
Domestic customers	3,745,183	3,443,641
Domestic customers – related parties (see Note 8.a.2)	-	151
Foreign customers	399,765	326,442
Foreign customers – related parties (see Note 8.a.2)	2,278	2,984
(-) Expected losses on doubtful accounts	(383,913)	(382,096)
	3,763,313	3,391,122
Current	3,702,468	3,318,927
Non-current	60,845	72,195

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2021	4,147,226	3,331,531	134,687	40,940	31,351	22,545	586,172

12/31/2020	3,773,218	2,963,163	124,606	27,970	21,389	47,169	588,921

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2021	383,913	26,054	2,270	2,232	1,946	10,798	340,613

12/31/2020	382,096	21,219	2,154	1,751	2,233	13,378	341,361

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2020	382,096
Additions	68,648
Reversals	(66,400)
Write-offs	(431)
Balance as of March 31, 2021	383,913

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	03/31/2021	12/31/2020
Reseller financing – Ipiranga	1,146,176	1,165,395
(-) Expected losses on doubtful accounts	(200,358)	(197,011)
	945,818	968,384
Current	538,368	549,129
Non-current	407,450	419,255

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2021	1,146,176	749,141	21,238	8,021	8,902	42,913	315,961

12/31/2020	1,165,395	787,904	10,230	15,237	21,200	28,989	301,835

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2021	200,358	20,290	1,664	761	915	20,452	156,276

12/31/2020	197,011	22,872	785	1,812	2,397	14,684	154,461

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2020	197,011
Additions	23,409
Reversals	(19,752)
Write-offs	(310)
Balance as of March 31, 2021	200,358

For further information about the allowance for expected losses on doubtful accounts see Note 33.d.3.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6. Inventories (Consolidated)

 The composition of inventories is as follows:

	03/31/2021			12/31/2020
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,920,002	(2,902)	1,917,100	1,682,841	(5,344)	1,677,497
Finished goods	700,824	(20,285)	680,539	646,180	(22,281)	623,899
Work in process	1,431	-	1,431	1,450	-	1,450
Raw materials	761,422	(1,667)	759,755	568,185	(1,827)	566,358
Liquefied petroleum gas (LPG)	121,706	(5,761)	115,945	110,767	(5,761)	105,006
Consumable materials and other items for resale	149,232	(2,571)	146,661	129,559	(2,598)	126,961
Pharmaceutical, hygiene, and beauty products	507,385	(2,581)	504,804	521,689	(2,611)	519,078
Purchase for future delivery (1)	338,500	(463)	338,037	198,986	(464)	198,522
Properties for resale	27,532	(107)	27,425	27,532	(107)	27,425
	4,528,034	(36,337)	4,491,697	3,887,189	(40,993)	3,846,196

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for losses are as follows:

Balance as of December 31, 2020	40,993
Reversals to net realizable value adjustment	(836)
Reversals of obsolescence and other losses	(3,820)
Balance as of March 31, 2021	36,337

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2021	12/31/2020
Net realizable value adjustment	16,652	17,488
Obsolescence and other losses	19,685	23,505
Total	36,337	40,993

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Taxes to recover

a. Recoverable taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2021	12/31/2020
ICMS (a.1)	1,226,328	1,129,325
PIS and COFINS (a.2) (a.3)	1,226,910	1,297,029
Value-added tax (IVA) of foreign subsidiaries	36,584	35,600
Others	58,289	57,704
Total	2,548,111	2,519,658
Current	1,077,666	1,044,850
Non-current	1,470,445	1,474,808

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

(i) The subsidiaries Oxiteno S.A., Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) accumulate credits in the amount of R$ 214,789 (R$ 195,037 as of December 31, 2020) once predominantly carried out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii) The subsidiaries Ipiranga Produtos de Petróleo S.A. (“IPP”), Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Ultragaz, AMPM and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 826,011 (R$ 754,882 as of December 31, 2020) recognized, mainly, of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries Ipiranga, Bahiana and Ultragaz and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than the actual operation practiced by the subsidiary Ipiranga;

(iii) The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances in the amount of R$ 185,528 (R$ 179,405 as of December 31, 2020) on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast, as well as refunds of the ICMS-ST portion overpaid when the estimated calculation base is used higher than the actual operation.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within an average term of up to 10 years.

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS assets is stated as follows:

Up to 1 year	529,626
From 1 to 2 years	325,525
From 2 to 3 years	183,852
From 3 to 5 years	115,005
From 5 to 7 years	66,305
From 7 to 10 years	6,015
Total of recoverable ICMS, net of provision	1,226,328

The provision for ICMS losses, in the amount of R$ 54,948 (R$ 52,338 as of December 31, 2020), relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 The balance of PIS and COFINS refers, mainly, to credits recorded under Laws 10,637/2002 and 10,833/2003 in the amount of R$ 692,911 (R$ 651,051 as of December 31, 2020), whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tropical Transportes Ipiranga Ltda (“Tropical”), EMCA, Oleoquímica and Oxiteno S.A. have credits in the amount of R$ 533,999 (R$ 645,978 as of December 31, 2020) resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS (see item a.3 below). For these cases, management estimates the realization of these credits within up to 5 years.

a.3 On March 15, 2017, due to general repercussions, the STF decided that ICMS does not compose the basis for calculating PIS and COFINS. The subsidiaries Extrafarma, Tequimar, Tropical and Oxiteno SA have credits originated from final definitive decisions on the exclusion of ICMS from the PIS and COFINS calculation base (see note 22.d), having been the respective subsidies to prove the amounts to be refunded properly confirmed by management and recorded in results.  In the first quarter of 2021 there are not additional recognition of credits in income (R$ 746,962 up to 2020).

The estimated recovery of PIS and COFINS credits is stated as follows:

Up to 1 year	453,167
From 1 to 2 years	401,062
From 2 to 3 years	203,884
From 3 to 5 years	168,797
Total of recoverable PIS and COFINS	1,226,910

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable income tax and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years.

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
IRPJ and CSLL	79,442	87,359	665,232	627,285
Current	39,997	47,913	404,985	366,080
Non-current	39,445	39,446	260,247	261,205

8. Related parties

a. Related parties

The balances and transactions of the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income
Ipiranga Produtos de Petróleo S.A.	400,000(2)	47,841	-	-	3,931(2)
Cia Ultragaz S.A.	-	11,001	-	8,469	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	7,872	4,730	138	-
Oxiteno S.A. Indústria e Comércio	-	9,624	-	548	-
Terminal Químico de Aratu S.A. – Tequimar	-	3,191	-	-	-
Eaí Clube Automobilista S.A.	-	353	-	-	-
UVC Investimentos Ltda	-	68	-	-	-
am/pm Comestíveis Ltda.	-	17	-	-	-
Centro de Conveniências Millennium Ltda.	-	12	-	-	-
Iconic Lubrificantes S/A	-	6	-	-	-
SERMA - Ass. dos usuários equip. proc. de dados	-	-	-	6,775	-
Others	-	-	-	427	-

Total as of March 31, 2021	400,000	79,985	4,730	16,357	3,931

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial income

Ipiranga Produtos de Petróleo S.A.	753,459(1)	15,545	-	-	8,886(1)
Cia Ultragaz S.A.	-	10,147	-	8,469	-
SERMA - Ass. dos usuários equip. proc. de dados	-	9,635	-	-	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	3,785	5,272	142	-
Oxiteno S.A. Indústria e Comércio	-	4,476	-	548	-
Centro de Conveniências Millennium Ltda.	-	3,700	-	-	-
Terminal Químico de Aratu S.A. – Tequimar	-	1,695	-	277	-
Bahiana Distribuidora de Gás Ltda.	-	831	-	-	-
UVC Investimentos Ltda	-	69	-	-	-
Eaí Clube Automobilista S.A.	-	-	-	35	-
am/pm Comestíveis Ltda.	-	13	-	-	-

Total as of December 31, 2020	753,459	49,896	5,272	9,471
Total as of March 31, 2020					8,886

 (1) In March 2016 the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured, with maturity on March 31, 2021 semiannual interest linked to DI being subscribed the total by the Company. The debentures were paid off on the maturity date.

(2) In March 2021 the subsidiary IPP made its nineth private offering in one single series of 400,000 debentures at face value of R$ 1,000.00 (one thousand Brazilian Reais) each, nonconvertible into shares and unsecured, with maturity on March 31, 2024 and semiannual interest linked to DI being subscribed the total by the Company.

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	7,362	-
Others (1)	490	731
Total as of March 31, 2021	7,852	3,606

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A. (1)	-	2,875
Routeasy Serviços de Assessoria Logística Ltda. (2)	2,334	-
Others (1)	490	836
Total as of December 31, 2020	2,824	3,711

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) The loans contracted have a term of 36 months and can be extended by mutual agreement between the parties being remunerated by the DI plus 3% p.a.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Right-of-use assets	Payables (1)	Leases payable	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,670	-	272	5,143	-
Refinaria de Petróleo Riograndense S.A.	-	-	112,488	-	-	120,972	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	139	-	340	38	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	10,536	-	10,046	-	-	513
Chevron (Thailand) Limited	243	-	-	-	-	-	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	-	-	-
Chevron Lubricants Lanka PLC	48	-	-	-	-	-	-
Chevron Lubricants Oils S.A.	364	-	-	-	-	-	-
Chevron Marine Products	1,445	-	-	-	-	-	-
Chevron Oronite Brasil LTDA.	-	-	45,743	-	-	39,215	-
Chevron Products Company	-	-	59,647	-	-	153,060	-
Chevron Belgium NV	-	-	-	-	-	1,369	-
Total as of March 31, 2021	2,100	10,536	219,693	10,046	612	319,797	513

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables (1)	Right-of-use assets	Payables (1)	Leases payable	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	-	1,772	-	-	4,857	-
Refinaria de Petróleo Riograndense S.A.	-	-	65,215	-	-	75,313	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	151	-	104	-	562	30	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	8,635	-	8,044	-	-	394
Chevron (Thailand) Limited	166	-	6	-	-	-	-
Chevron Brasil Oleos Basicos LTDA	-	-	6	-	-	-	-
Chevron Latin America Marketing LLC	118	-	-	-
Chevron Lubricants Lanka PLC	3	-	-	-	-	-	-
Chevron Lubricants Oils S.A.	823	-	-	-	-	-	-
Chevron Marine Products	1,873	-	-	-	-	-	-
Chevron Oronite Brasil LTDA.	-	-	37,482	-	-	-	-
Chevron Products Company	-	-	87,754	-	-	-	-
Chevron Belgium NV	-	-	785	-	-	-	-
Chevron Petroleum CO Colombia	1	-	-	-	-	-	-
Total as of December 31, 2020	3,135	8,635	193,124	8,044
Total as of March 31, 2020					562	80,200	394

(1) Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables – reverse factoring”, respectively.

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of March 31, 2021 and December 31, 2020, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The operations of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2021	03/31/2020
Short-term compensation	10,729	11,107
Stock compensation	3,187	2,657
Post-employment benefits	617	617
Total	14,533	14,381

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	253,330	2022 to 2023	32.72	17,147	(14,709)	2,438
December 10, 2014	266,660	2021	25.32	28,405	(27,059)	1,346
	519,990			45,552	(41,768)	3,784

For the three-month period ended March 31, 2021 the amortization in the amount of R$ 1,014 (R$ 1,974 for the three-month period ended March 31, 2020) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2020	702,260
Shares vested and transferred	(182,270)
Balance on March 31, 2021	519,990

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(7,375)	5,267
Restricted and performance	November 8, 2017	23,674	2021 to 2022	38.19	2,341	(1,936)	405
Restricted and performance	April 4, 2018	121,720	2021 to 2023	34.35	7,798	(5,958)	1,840
Restricted	September 19, 2018	80,000	2024	19.58	2,161	(900)	1,261
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(846)	1,184
Restricted and performance	April 3, 2019	469,872	2022 to 2024	23.25	19,819	(10,501)	9,318
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(2,630)	7,335
Restricted and performance	April 1, 2020	754,896	2023 to 2025	12.53	17,640	(4,623)	13,017
Restricted	September 16, 2020	700,000	2026	23.03	22,236	(2,162)	20,074
		2,910,162			96,632	(36,931)	59,701

For the three-month period ended March 31, 2021, a general and administrative expense in the amount of R$ 4,586 was recognized in relation to the Plan (R$ 3,455 for the three-month period ended March 31, 2020).

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	73,902	75,231
Provisions for tax, civil, and labor risks	-	-	138,464	138,516
Provision for post-employment benefits	1,192	1,078	97,274	96,108
Provision for differences between cash and accrual basis (i)	-	-	706,358	606,054
Goodwill	-	-	5,084	5,161
Business combination – tax basis vs. accounting basis of goodwill	-	-	34,189	75,515
Provision for asset retirement obligation	-	-	16,198	15,728
Provision for suppliers	7,689	4,284	70,223	49,501
Provision for profit sharing and bonus	3,033	9,445	21,546	56,873
Leases payable	1,066	976	48,852	41,932
Change in fair value of subscription warrants	19,649	22,833	19,649	22,833
Provision for deferred revenue	-	-	19,203	25,770
Other provisions	95	95	13,933	14,917
Tax losses and negative basis for social contribution carryforwards (9.d)	34,849	26,730	441,482	363,862
Total	67,573	65,441	1,706,357	1,588,001
Offset liability balance of deferred IRPJ and CSLL	(5,413)	(448)	(644,994)	(613,290)
Net balance of deferred taxes assets	62,160	64,993	1,061,363	974,711

Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	1,754	1,776
Leases payable	-	-	1,667	1,895
Provision for differences between cash and accrual basis (i)	28	448	479,575	402,780
Provision for goodwill	-	-	92,242	92,242
Business combination – fair value of assets	-	-	69,823	111,832
Temporary differences of foreign subsidiaries	5,305	-	6,438	-
Provision for deferred revenue	-	-	6,995	12,196
Other provisions	80	-	3,916	3,301
Total	5,413	448	662,410	626,022
Offset asset balance of deferred IRPJ and CSLL	(5,413)	(448)	(644,994)	(613,290)
Net balance of deferred taxes liabilities	-	-	17,416	12,732

(i)	Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Initial balance	64,993	41,613	961,979	646,163
Deferred IRPJ and CSLL recognized in income of the period	(2,834)	(6,656)	5,433	(28,824)
Deferred IRPJ and CSLL recognized in other comprehensive income	-	‐	78,763	254,201
Others	1	1	(2,228)	12,310
Final balance	62,160	34,958	1,043,947	883,850

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index, among others. The balance of Company and its subsidiaries of R$ 1,706,357 and parent of R$ 67,573 was supported by the technical study on taxable profit projections for the realization of deferred tax assets, examined by the Fiscal Council and by the Audit and Risks Committee.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Income before taxes	134,997	167,685	238,451	305,979
Statutory tax rates – %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(45,899)	(57,013)	(81,073)	(104,033)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(2,760)	(2,470)	(13,925)	(11,075)
Nontaxable revenues (ii)	-	-	5,047	6,935
Adjustment to estimated income (iii)	-	-	84	2,002
Unrecorded deferred income and social contribution taxes carryforwards deferred (iv)	-	-	(23,273)	(42,648)
Share of profit (loss) of subsidiaries, joint ventures and associates	48,978	52,649	(4,155)	(4,226)
Other adjustments	(3,153)	8	4,532	(75)
Income and social contribution taxes before tax incentives	(2,834)	(6,826)	(112,763)	(153,120)
Tax incentives - SUDENE	-	-	11,742	16,007
Income and social contribution taxes in the income statement	(2,834)	(6,826)	(101,021)	(137,113)
Current	-	(170)	(106,454)	(108,289)
Deferred	(2,834)	(6,656)	5,433	(28,824)
Effective IRPJ and CSLL rates – %	2.1	4.1	42.4	44.8

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iii)	See Note 9.d.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

For belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of region operated by the Superintendence for the Development of the Northeast (“SUDENE”), the following subsidiaries, in compliance with the current law have entitled to federal tax benefits providing for IRPJ reduction under:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal (1)	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (2)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)	Based on the legislation in force the enterprise belongs to the sectors identified as priorities for the development of the Northeast region of Brazil. Combined with Tequimar's successful track record in meeting the requirements for maintaining and renewing the incentive, as well as in the fact that several investments have been made in the modernization of the production process of the unit that is the object of the benefit Suape Terminal, the request for the extension of the incentive for another 10 years filed in 2021 at SUDENE and, when approved, will have retroactive effect since January 2021.
(2)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d. Income and social contribution taxes carryforwards

In March 31, 2021 the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,923,872 (R$ 1,687,482 as of December 31, 2020) and negative basis of CSLL of R$ 1,925,622 (R$ 1,689,232 as of December 31, 2020), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	03/31/2021	12/31/2020
Oxiteno S.A.	247,413	205,604
Extrafarma	72,318	72,318
Oil Trading	56,567	-
Ultrapar	35,016	27,736
Ipiranga	12,343	44,537
Abastece aí	11,975	7,362
Iconic	4,656	5,691
Tequimar Vila do Conde	1,079	489
Ultracargo	115	107
UVC Investimentos	-	18
	441,482	363,862

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	03/31/2021	12/31/2020
Extrafarma	298,134	294,400
Integra Frotas	8,820	7,802
Millennium	757	640
	307,711	302,842

In addition, certain foreign subsidiaries have income tax loss carryforwards, as shown below, subject to local compensation rules.

	03/31/2021	12/31/2020	03/31/2021	12/31/2020
	US$	US$	R$	R$
Oxiteno USA	227,003	217,837	1,293,305	1,132,035
Oxiteno Uruguay	7,943	7,943	45,255	41,279
Ultrapar International	5,518	6,261	31,440	32,535
	240,464	232,041	1,370,000	1,205,849

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid expenses

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Rents	-	-	20,909	30,400
Advertising and publicity	-	-	25,673	17,752
Deferred stock plan, net (see Note 8.c)	2,750	2,970	8,885	9,900
Insurance premiums	7,185	971	66,753	58,675
Software maintenance	3,855	3,105	28,801	24,233
Employee benefits	556	526	10,297	8,924
IPVA and IPTU	767	-	15,119	2,632
Contribution - private pension fund (see Note 20.a)	-	-	31,332	36,068
Other prepaid expenses	-	-	13,692	14,045
	15,113	7,572	221,461	202,629
Current	12,032	3,684	162,002	132,122
Non-current	3,081	3,888	59,459	70,507

11. Contractual assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reductions of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. In March 31, 2021, the contracts amortization weighted average term was five years.

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	160,321
Amortization	(82,860)
Transfer	(4,137)
Balance as of March 31, 2020	1,539,313
Current	473,483
Non-current	1,065,830
Balance as of December 31, 2020	1,706,331
Additions	108,107
Amortization	(48,214)
Transfer	(4,749)
Balance as of March 31, 2021	1,761,475
Current	490,869
Non-current	1,270,606

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Investments

The table below presents the amount reconciliation of share of profit (loss) of subsidiaries, joint ventures and associates:

		Parent		Consolidated
		03/31/2021	03/31/2020	03/31/2021	03/31/2020
Subsidiaries	12.a	143,122	163,385	-	-
Joint ventures	12.b	931	(8,536)	(12,566)	(13,009)
Associates	12.c	-	-	344	581
		144,053	154,849	(12,222)	(12,428)

a. Subsidiaries and joint venture (Parent)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	03/31/2021
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,473,411	8,211,550	20,144,677	8,049,326	9,988	11,340	96,028	684,289
Liabilities	2,805	6,745,781	12,833,106	8,085,398	31	2,097	35,879	683,426
Equity	1,470,606	1,465,769 (*)	7,311,575 (*)	(36,072)	9,957	9,243	60,149	863
Net revenue from sales and services	-	1,101,966	19,059,442	-	-	5,928	14,165	478,395
Net income (loss)	50,194	(82,877) (*)	189,952 (*)	(2,374)	(2,041)	(345)	(9,387)	2,803
% of capital held	100	100	100	100	100	100	100	33

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	80,000,000	5,078,888
Assets	1,423,217	8,142,503	20,612,986	7,239,492	4,385	14,902	85,858	462,990
Liabilities	2,861	6,435,367	13,288,033	7,273,193	27	5,314	22,072	469,300
Equity	1,420,356	1,707,136 (*)	7,324,953(*)	(33,701)	4,358	9,588	63,786	(6,310)
% of capital held	100	100	100	100	100	100	100	33

	03/31/2020
	Subsidiaries					Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	5,078,888
Net revenue from sales and services	‐	852,587	17,542,475	‐	‐	477,360
Net income (loss)	47,264	(24,640) (*)	161,752 (*)	(19,342)	(1,657)	(25,704)
% of capital held	100	100	100	100	100	33

(*)	Adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries								Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2020	1,420,356	1,707,136	7,324,953	4,358	9,588	63,786	‐	10,530,177	‐	10,530,177
Share of profit (loss) of subsidiaries and joint venture	50,194	(82,877)	189,952	(2,041)	(345)	(9,387)	(2,374)	143,122	931	144,053
Dividends	-	(125,114)	(204,524)	-	-	-	-	(329,638)	-	(329,638)
Equity instrument granted	200	218	786	-	-	750	-	1,954	-	1,954
Valuation adjustment of subsidiaries (i)	(144)	(121,442)	329	-	-	-	-	(121,257)	1,448	(119,809)
Translation adjustments of foreign-based subsidiaries	-	87,848	-	-	-	-	-	87,848	-	87,848
Capital increase in cash	-	-	-	7,640	-	5,000	-	12,640	-	12,640
Transactions with shareholders - changes in participation	-	-	79	-	-	-	-	79	-	79
Transfer to (from) provision for short-term liabilities	-	-	-	-	-	-	2,374	2,374	(2,096)	278
Balance as of March 31, 2021	1,470,606	1,465,769	7,311,575	9,957	9,243	60,149	-	10,327,299	283	10,327,582

(i)	Refers, substantially to the income on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flow hedges, see Note 33.h.2.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Subsidiaries						Joint venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	(27,497)	‐	10,058,456	18,792	10,077,248
Share of profit (loss) of subsidiaries and joint venture	47,264	(24,640)	161,758	(19,340)	(1,657)	163,385	(8,536)	154,849
Dividends	‐	(86,907)	(129,249)	‐	‐	(216,156)	‐	(216,156)
Equity instrument granted	125	201	1,809	‐	‐	2,135	‐	2,135
Valuation adjustment of subsidiaries	60	(420,414)	321	‐	‐	(420,033)	2,501	(417,532)
Translation adjustments of foreign-based subsidiaries	‐	121,874	‐	‐	‐	121,874	‐	121,874
Capital increase in cash	‐	‐	‐	‐	3,010	3,010	‐	3,010
Loss due to the payments fixed dividends to preferred shares	(35)	‐	(481)	‐	‐	(516)	‐	(516)
Balance as of March 31, 2020	1,309,411	1,393,323	7,054,905	(46,837)	1,353	9,712,155	12,757	9,724,912

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Provision for short-term liabilities
	Investiments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2020	33,698	2,096	35,794
Transfer to (from) provision for short-term liabilities	2,374	(2,096)	278
Balance as of March 31, 2021	36,072	-	36,072

b. Joint ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), has participation in the Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) (see Note 34.c).

These investments of joint ventures Latitude, Navegantes Logística I, Logística II and Logística III are accounted for under the equity method of accounting based on their financial statements as of February 28, 2021, while the other companies are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2021.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2020	7,734	‐	81,180	10,351	21,624	824	7,676	9,711	139,100
Capital increase	-	-	15,000	-	-	-	-	-	15,000
Valuation adjustments	-	1,448	-	-	-	-	-	-	1,448
Share of profit (loss) of joint ventures	476	931	(7,030)	(6,273)	(544)	(37)	(42)	(47)	(12,566)
Transfer from provision for short-term liabilities	-	(2,096)	-	-	-	-	-	-	(2,096)

Balance as of March 31, 2021	8,210	283	89,150	4,078	21,080	787	7,634	9,664	140,886

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total

Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Valuation adjustments	‐	2,501	‐	‐	‐	‐	‐	‐	2,501
Share of profit (loss) of joint ventures	65	(8,536)	(4,538)	‐	‐	‐	‐	‐	(13,009)

Balance as of March 31, 2020	7,407	12,757	78,280	10,351	23,581	1,930	4,183	4,079	142,568

Provision for short-term liabilities
RPR
Balance as of December 31, 2020	2,096
Transfer from provision for short-term liabilities	(2,096)
Balance as of March 31, 2021	-

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	03/31/2021
	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	9,864	515,791	151,080	8,268	24,400	869	18,433	21,393
Non-current assets	9,832	168,482	172,753	40,006	166,395	6,031	18,010	30,503
Current liabilities	3,132	576,525	144,830	112	165	22	25	26
Non-current liabilities	144	106,901	703	40,007	127,383	4,516	13,516	22,877
Equity	16,420	847	178,300	8,155	63,247	2,362	22,902	28,993
Net revenue from sales and services	5,078	478,395	20,283	-	-	-	-	-
Costs, operating expenses and income	(3,656)	(472,660)	(34,058)	(12,546)	(265)	(110)	(126)	(142)
Net finance income and income and social contribution taxes	(470)	(2,932)	(285)	-	(1,360)	-	-	-
Net income (loss)	952	2,803	(14,060)	(12,546)	(1,625)	(110)	(126)	(142)
Number of shares or units held	29,995	5,078,888	264,768,000	4,383,881	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	50	33	33	33	33

The percentages in the table above are rounded.

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2020
	União Vopak	RPR	ConectCar	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III
Current assets	8,510	291,720	161,371	24,691	972	18,531	21,513
Non-current assets	9,796	171,270	169,843	166,389	6,021	18,005	30,503
Current liabilities	2,698	363,388	168,854	8	4	5	6
Non-current liabilities	140	105,912	‐	126,201	4,516	13,504	22,877
Equity	15,468	(6,310)	162,360	64,871	2,473	23,027	29,133

Number of shares or units held	29,995	5,078,888	248,768,000	22,298,195	681,637	3,933,265	4,871,241
% of capital held	50	33	50	33	33	33	33

	03/31/2020
	União Vopak	RPR	ConectCar
Net revenue from sales and services	3,624	477,360	23,652
Costs, operating expenses and income	(3,419)	(500,926)	(35,961)
Net finance income and income and social contribution taxes	(75)	(2,138)	3,234
Net income (loss)	130	(25,704)	(9,075)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

The percentages in the table above are rounded

55

1

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.  The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of Química da Bahia are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the financial statements as of March 31, 2021.

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2020	5,150	16,348	3,542	47	501	25,588
Dividends	(93)	-	-	-	-	(93)
Share of profit (loss) of associates	439	(85)	-	(26)	16	344
Balance as of March 31, 2021	5,496	16,263	3,542	21	517	25,839

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Share of profit (loss) of associates	376	200	‐	(23)	28	581
Balance as of March 31, 2020	6,037	16,134	3,554	115	491	26,331

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	03/31/2021
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,661	64,612	46	58	369
Non-current assets	12,521	77,084	10,147	340	2,195
Current liabilities	2,602	26,423	-	32	247
Non-current liabilities	594	7,472	3,109	302	765
Equity	21,986	107,801	7,084	64	1,552
Net revenue from sales and services	3,229	16,297	-	-	-
Costs, operating expenses and income	(1,368)	(17,003)	(1)	(62)	57
Net finance income and income and social contribution taxes	(104)	143	-	(15)	(9)
Net income (loss)	1,757	(563)	(1)	(77)	48
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,570	65,136	47	58	352
Non-current assets	12,822	77,339	10,146	414	2,196
Current liabilities	2,189	26,116	‐	28	154
Non-current liabilities	602	7,994	3,109	302	890
Equity	20,601	108,365	7,084	142	1,504
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	03/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,987	15,795	‐	‐	‐
Costs, operating expenses and income	(1,382)	(13,619)	‐	(57)	94
Net finance income and income and social contribution taxes	(114)	(852)	‐	(15)	(9)
Net income (loss)	1,491	1,324	‐	(72)	85
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13. Right-of-use assets and leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution centers; (ii) Extrafarma: pharmacies and distribution centers; (iii) Ultragaz: points of sale and bottling bases; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

•	Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Amortization	Balance on 03/31/2021
Cost:
Real estate	7	41,923	1,264	-	-	43,187
Vehicles	3	2,591	64	(69)	-	2,586
		44,514	1,328	(69)	-	45,773
Accumulated amortization:
Real estate		(8,963)	-	-	(1,282)	(10,245)
Vehicles		(489)	-	15	(221)	(695)
		(9,452)	-	15	(1,503)	(10,940)
Net amount		35,062	1,328	(54)	(1,503)	34,833

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 03/31/2021

Cost:
Real estate (i)	10	2,254,432	62,044	(29,777)	1,823	-	2,288,522
Port area (ii)	20	268,534	9,548	(1,559)	-	-	276,523
Vehicles	4	139,843	3,048	(5,825)	147	-	137,213
Equipment	6	44,936	-	(545)	2,850	-	47,241
Others	20	27,846	-	-	-	-	27,846
		2,735,591	74,640	(37,706)	4,820	-	2,777,345
Accumulated amortization:
Real estate		(481,975)	-	16,842	(607)	(69,847)	(535,587)
Port area (i)		(3,962)	-	-	-	(1,697)	(5,659)
Vehicles		(63,091)	-	5,051	(58)	(11,554)	(69,652)
Equipment		(19,619)	-	545	(1,230)	(2,936)	(23,240)
Others		(16,658)	-	-	-	(1,295)	(17,953)
		(585,305)	-	22,438	(1,895)	(87,329)	(652,091)
Net amount		2,150,286	74,640	(15,268)	2,925	(87,329)	2,125,254

(i)	Includes lease contracts as presented in Note 8.a.
(ii)	Refers to the area port lease, which R$ 29,237 was paid by the Tequimar Vila do Conde, Company’s subsidiary.

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Leases payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2020	37,934	1,833,288
Interest accrued	825	37,264
Payments	(2,062)	(122,163)
Additions and remeasurement	1,328	58,576
Write-offs	(56)	(16,465)
Effect of foreign currency exchange rate variation	-	3,330
Balance as of March 31, 2021	37,969	1,793,830
Current	4,922	263,146
Non-current	33,047	1,530,684

The future disbursements (installments) assumed under leases contracts are presented below:

	03/31/2021
	Parent	Consolidated
Up to 1 year	7,963	396,497
From 1 to 2 years	7,933	352,425
From 2 to 3 years	7,160	318,859
From 3 to 4 years	6,995	285,246
From 4 to 5 years	6,995	227,369
More than 5 years	12,691	1,085,244
Total	49,737	2,665,640

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted average discount rates for the lease contracts of the Company are:

Contracts for maturity date and discount rate
Maturity date of the contracts	Discount rates (% p.a.)
Up to 5 years	7.17
From 6 to 10 years	8.80
From 11 to 15 years	8.18
More than 15 years	9.10

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lease contracts of low amount assets

 Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipment’s, vehicles and real states. The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2021	2,127	33	-	2,160

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the three-month period ended March 31, 2021 was R$ 13,117 (R$ 5,305 for the three-month period ended March 31, 2020).

d. Inflation effect

The effects of inflation are as follows:

Right to use asset, net	Parent	Consolidated
Nominal base	34,833	2,125,254
Inflated base	40,937	2,491,237
	17.5%	17.2%

Lease liability	Parent	Consolidated
Nominal base	37,969	1,793,830
Inflated base	44,072	2,159,812
	16.1%	20.4%

Financial expense	Parent	Consolidated
Nominal base	825	37,264
Inflated base	956	45,239
	15.9%	21.4%

Amortization expense	Parent	Consolidated
Nominal base	1,503	87,329
Inflated base	1,694	95,435
	12.7%	9.3%

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, plant, and equipment

Balances and changes in PP&E are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Balance on 03/31/2021
Cost:
Buildings	35	-	144	-	144
Leasehold improvements	8	2,194	9,700	-	11,894
Machinery and equipment	10	82	42	-	124
Furniture and utensils	8	502	1,810	-	2,312
IT equipment	5	13,293	13	-	13,306
		16,071	11,709	-	27,780
Accumulated depreciation:
Buildings		-	-	(1)	(1)
Leasehold improvements		(178)	-	(264)	(442)
Machinery and equipment		(6)	-	(3)	(9)
Furniture and utensils		(37)	-	(55)	(92)
IT equipment		(1,522)	-	(669)	(2,191)
		(1,743)	-	(992)	(2,735)
Net amount		14,328	11,709	(992)	25,045

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2021
Cost:
Land	-	687,108	380	-	-	(194)	4,649	691,943
Buildings	33	2,154,710	9,703	-	23,268	(3,555)	36,821	2,220,947
Leasehold improvements	11	1,222,822	4,087	-	15,580	(4,806)	103	1,237,786
Machinery and equipment	13	6,498,362	26,922	-	73,122	(4,179)	127,086	6,721,313
Automotive fuel/lubricant distribution equipment and facilities	13	3,169,320	12,942	-	17,113	(8,666)	-	3,190,709
LPG tanks and bottles	9	776,479	18,153	-	1,567	(14,462)	-	781,737
Vehicles	8	310,836	1,707	-	2,708	(11,252)	153	304,152
Furniture and utensils	9	316,712	6,416	-	133	(9,753)	1,786	315,294
IT equipment	5	444,844	4,136	-	782	(2,957)	981	447,786
Construction in progress	-	580,695	161,380	-	(133,986)	-	3,010	611,099
Advances to suppliers	-	34,642	1,008	-	(75)	-	-	35,575
Imports in progress	-	866	2,730	-	(138)	-	4	3,462
		16,197,396	249,564	-	74	(59,824)	174,593	16,561,803

64

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2020	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2021
Accumulated depreciation:
Buildings	(851,397)	-	(16,978)	-	2,792	(8,713)	(874,296)
Leasehold improvements	(689,161)	-	(18,898)	-	3,838	(59)	(704,280)
Machinery and equipment	(3,598,304)	-	(84,863)	-	4,152	(27,694)	(3,706,709)
Automotive fuel/lubricant distribution equipment and facilities	(1,906,953)	-	(44,480)	-	5,409	-	(1,946,024)
LPG tanks and bottles	(454,651)	-	(14,749)	-	9,088	-	(460,312)
Vehicles	(143,854)	-	(5,736)	-	6,526	(64)	(143,128)
Furniture and utensils	(191,713)	-	(5,480)	5	9,733	(1,052)	(188,507)
IT equipment	(352,256)	-	(8,839)	(79)	2,623	(580)	(359,131)
	(8,188,289)	-	(200,023)	(74)	44,161	(38,162)	(8,382,387)
Provision for losses:
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(61)	-	-	-	-	(4)	(65)
Machinery and equipment	(2,857)	-	-	-	-	(58)	(2,915)
Automotive fuel/lubricant distribution equipment and facilities	(73)	-	-	-	6	-	(67)
Advances to suppliers	(110)	-	-	-	-	-	(110)
	(3,247)	-	-	-	6	(62)	(3,303)
Net amount	8,005,860	249,564	(200,023)	-	(15,657)	136,369	8,176,113

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

1

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible assets

Balances and changes in intangible assets are as follows:

                   Parent

	Weighted average useful life (years)	Balance on 12/31/2020	Amortization	Balance on 03/31/2021
Cost:
Goodwill (a)	-	246,163	-	246,163
Software (b)	5	9,111	-	9,111
		255,274	-	255,274
Accumulated amortization:
Software		(1,032)	(461)	(1,493)
		(1,032)	(461)	(1,493)
Net amount		254,242	(461)	253,781

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

                   Consolidated

	Weighted average useful life (years)	Balance on 12/31/2020	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2021
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,395,046	31,313	-	(84)	(18,117)	2,562	1,410,720
Technology (c)	-	32,617	-	-	-	-	-	32,617
Distribution rights	11	133,599	-	-	-	-	-	133,599
Brands (d)	-	136,962	-	-	-	-	6,207	143,169
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	50,698	337	-	-	-	868	51,903
Decarbonization credits (f)		-	20,825	-	-	-	-	20,825
		3,388,802	52,475	-	(84)	(18,117)	9,637	3,432,713
Accumulated amortization:
Software		(825,024)	-	(48,410)	84	18,117	(2,293)	(857,526)
Technology		(32,616)	-	-	-	-	-	(32,616)
Distribution rights		(113,326)	-	(940)	-	-	-	(114,266)
Trademark rights		(9,056)	-	(734)	-	-	-	(9,790)
Others		(32,845)	-	(31)	-	-	(4)	(32,880)
		(1,012,867)	-	(50,115)	84	18,117	(2,297)	(1,047,078)
Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
		(593,280)	-	-	-	-	-	(593,280)
Net amount		1,782,655	52,475	(50,115)	-	-	7,340	1,792,355

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	03/31/2021	12/31/2020
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	(593,280)
Extrafarma – net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583
		931,808	931,808

 (1) Including R$ 246,163 at Ultrapar.

On December 31, 2020, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2020, the discount and real growth rates used to extrapolate the projections ranged from 8.5% to 11.0% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2021 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests, and net assets of the Company and its subsidiaries did not result in the recognition of impairment.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 32,554 on March 31, 2021 (R$ 35,718 on December 31, 2020).

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

f. Decarbonization credits

The decarbonization credits (“CBIO”) acquired are recorded at acquisition cost and are retired in the year to fulfillment the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

                   Parent

Description	03/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 03/31/2021 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (f.5)	1,726,471	1,734,113	DI	105.3	2023
Notes – Ultrapar (g.1)	1,052,507	1,038,499	R$ + DI	3.1	2021
Total	2,778,978	2,772,612
Current	1,054,676	1,048,495
Non-current	1,724,302	1,724,117

                   Consolidated

Description	03/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 03/31/2021 – % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b) (*)	8,080,186	7,267,687	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,118,332	1,047,644	US$	3.9	2021 to 2023
Financial institutions (d)	344,530	312,200	US$ + LIBOR (1)	1.4	2021
Foreign loan (c.1) (*)	282,882	261,284	US$ + LIBOR (1)	1.0	2022
Financial institutions (d)	171,132	154,783	US$	2.5	2021 to 2022
Financial institutions (d)	42,015	39,350	MX$ (2)	8.2	2021
Advances on foreign exchange contracts	-	105,579	US$	-	2021
Total foreign currency	10,039,077	9,188,527

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	03/31/2021	12/31/2020	Index/ Currency	Weighted average financial charges 03/31/2021 – % p.a.	Maturity
Brazilian Reais:
Debentures – CRA (f.2, f.4 and f.6)	2,049,268	2,037,602	DI	95.8	2022 to 2023
Debentures – 6ª issuance (f.5)	1,726,471	1,734,113	DI	105.3	2023
Debentures – Ipiranga (f.1 and f.3)	1,687,836	1,679,036	DI	105.0	2021 to 2022
Notes - Ultrapar (g.1)	1,052,508	1,038,499	R$ + DI	3.1	2021
Debentures – CRA (f.2, f.4 and f.6) (*)	982,178	1,000,824	IPCA	4.6	2024 to 2025
Debentures – Tequimar (f.7) (*)	87,210	92,541	R$	6.5	2024
Debêntures - Tequimar and Tequimar Vila do Conde (f.8 and f.9) (*)	466,127	-	IPCA	4.1	2028
Banco do Brasil (e)	406,950	407,420	DI	110.9	2021 to 2022
Bank Credit Bill	50,000	50,692	R$ + DI	2.0	2022
FINEP	26,921	29,803	TJLP (3)	1.6	2021 to 2023
Total in Brazilian Reais	8,535,469	8,070,530
Total foreign currency and Brazilian Reais	18,574,546	17,259,057
Currency and interest rate hedging instruments (**)	31,716	117,159
Total	18,606,262	17,376,216
Current	3,249,219	3,255,944
Non-current	15,357,043	14,120,272

(*) These transactions were designated for hedge accounting (see Note 33.h).

(**) Accumulated losses (see Note 33.i).

(1)   LIBOR = London Interbank Offered Rate.

(2)   MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(3)   TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2021, TJLP was fixed at 4.39% p.a.

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

	Parent	Consolidated
Balance as of December 31, 2020	2,772,612	17,376,216
New loans and debentures with cash effect	-	463,012
Interest accrued	22,989	180,895
Principal payment	-	(126,491)
Interest payment	(16,623)	(50,508)
Monetary and exchange rate variation	-	906,705
Change in fair value	-	(58,124)
Hedge result	-	(85,443)
Balance as of March 31, 2021	2,778,978	18,606,262

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2021	12/31/2020
From 1 to 2 years	4,459,983	2,702,626
From 2 to 3 years	1,414,077	3,091,641
From 3 to 4 years	761,774	784,778
From 4 to 5 years	268,114	231,271
More than 5 years	8,453,095	7,309,956
	15,357,043	14,120,272

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.  Notes in the foreign market

On October 6, 2016 the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,272,975 as of March 31, 2021) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Notes 33.h.2 and 33.h.3).

On June 6, 2019 the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,848,650 as of March 31, 2021) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,139,460 as of March 31, 2021) in notes in the foreign market maturing in October 2026.

On July 13, 2020 the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, realizing new issuance in the amount of US$ 350,000 (equivalent to R$ 1,994,055 as of March 31, 2021) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP;

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 854,595 as of March 31, 2021) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 235,000 (equivalent to R$ 1,338,866 as of March 31, 2021). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.1% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$	R$	Cost in % of DI
Charges (1)	10,944	62,348	-
Jul/2021	60,000	341,838	101.8
Jun/2022	50,000	284,865	105.0
Sep/2023	60,000	341,838	105.0
Sep/2023	65,000	370,325	104.8
Total / average cost	245,944	1,401,214	104.1

 (1) Includes interest, transaction costs and fair value adjustments.

d. Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 1.4% and maturity as shown below:

Maturity	US$	R$
Charges (1)	3	15
Sep/2021	60,000	344,515
Total	60,003	344,530

 (1) Includes interest.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through March 31, 2021):

Maturity	03/31/2021
May/2021	203,814
May/2022	203,136
Total	406,950

f. Debentures

f.1 In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

f.2 In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

f.3 In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

f.4 In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

f.5 In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.6 In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

f.7 In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.8 In March 2021 the subsidiary Tequimar Vila do Conde Logística Portuária S.A. (“Tequimar Vila do Conde”) made its first issuance of debentures, in a single series of 360,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.04%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

f.9 In March 2021 the subsidiary Tequimar made its second issuance of debentures, in a single series of 100,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 15, 2028
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.37%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation changing the debentures fixed for 111.4% of the DI. Tequimar designated these hedging instruments as fair value hedges therefore debentures and hedging instruments are both measured at fair value from inception with changes in fair value recognized in profit or loss.

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through March 31, 2021).

Maturity	03/31/2021
Charges (1)	80,856
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	410,815
Oct/2024	247,351
Nov/2024	90,000
Dec/2025	266,605
Mar/2028	461,240
Total	6,999,090

 (1) Includes interest, transaction cost and mark to market.

g. Notes

g.1 In April 2020 the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2020	Incurred cost	Amortization	Balance on 03/31/2021
Debentures (f)	0.2	28,348	10,529	(3,208)	35,669
Notes in the foreign market (b)	0.1	37,112	-	(1,205)	35,907
Notes (g)	0.5	1,318	-	(1,236)	82
Banco do Brasil (e)	0.1	332	-	(89)	243
Total		67,110	10,529	(5,738)	71,901

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (f)	13,699	9,245	5,894	2,185	1,670	2,976	35,669
Notes in the foreign market (b)	4,891	4,894	4,911	4,900	4,904	11,407	35,907
Notes (g)	82	-	-	-	-	-	82
Banco do Brasil (e)	212	31	-	-	-	-	243
Total	18,884	14,170	10,805	7,085	6,574	14,383	71,901

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Guarantees

The financings are guaranteed by collateral in the amount of R$ 75,569 as of March 31, 2021 (R$ 75,251 as of December 31, 2020) and by guarantees and promissory notes in the amount of R$ 15,166,160 as of March 31, 2021 (R$ 13,758,033 as of December 31, 2020).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 120,817 as of March 31, 2021 (R$ 129,139 as of December 31, 2020).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP
	03/31/2021	12/31/2020
Maximum amount of future payments related to these collaterals	363,914	330,944
Maturities of up to	47 months	46 months
Fair value of collaterals	6,979	5,496

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2021 the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

17. Trade payables

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Domestic suppliers	29,319	16,870	1,937,465	2,306,398
Domestic suppliers – related parties (see Note 8.a.2)	-	-	8,767	5,102
Domestic suppliers – reverse factoring (i)	-	-	1,568,803	1,021,424
Domestic suppliers – reverse factoring (i) - related parties (see Note 8.a.2)	-	-	105,530	61,989
Foreign suppliers	-	-	558,567	307,486
Foreign suppliers - related parties (see Note 8.a.2)	-	-	105,396	126,033
Foreign suppliers – reverse factoring (i)	-	-	241,616	212,220
	29,319	16,870	4,526,144	4,040,652

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18. Salaries and related charges

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Provisions on salaries	9,971	7,886	206,006	195,286
Profit sharing, bonus and premium	8,919	27,779	68,654	184,306
Social charges	11,611	5,632	93,417	73,267
Others	675	1,103	16,590	15,771
	31,176	42,400	384,667	468,630

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19. Taxes payable

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
ICMS	-	-	235,177	180,522
IPI	-	-	13,716	8,952
PIS and COFINS	407	569	9,243	13,187
ISS	49	49	39,743	38,328
Value-added tax (IVA) of foreign subsidiaries	-	-	21,907	27,322
Others	152	194	22,954	17,703
	608	812	342,740	286,014

20. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001 the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In May 2020 the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, which R$ 15,756 used to deduct the sponsors’ normal contributions. The balance of R$ 31,332 on March 31, 2021 will be used to deduct normal sponsor contributions in an average period between 10 and 70 months depending on the sponsor.

For the three-month period ended March 31, 2021, the subsidiaries contributed to Ultraprev with R$ 5,750, including the use of the reversion fund of R$ 4,736 (for the three-month period ended March 31, 2021 the subsidiaries contributed to Ultraprev with R$ 5,476), which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2021 was 7,128 active participants and 366 retired participants. In addition Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of March 31, 2021.

	Parent		Consolidated
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Health and dental care plan (1)	-	-	203,299	200,318
Indemnification of FGTS	2,626	2,527	54,289	53,952
Seniority bonus	-	-	14,189	16,336
Life insurance (1)	-	-	14,317	14,118
Total	2,626	2,527	286,094	284,724
Current	-	-	27,125	27,077
Non-current	2,626	2,527	258,969	257,647

(1) Only IPP, Tropical and Iconic.

21. Provision for asset retirement obligation – fuel tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at by Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2020	53,435
Additions (new tanks)	18
Expenditure with tanks removed	(138)
Accretion expense	1,321
Balance as of March 31, 2021	54,636
Current	4,372
Non-current	50,264

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provisions and contingencies (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2020	Additions	Reversals	Payments	Interest	Balance on 03/31/2021
IRPJ and CSLL (a.1.1)	547,862	-	-	-	1,242	549,104
ICMS	108,568	-	(1,055)	-	27	107,540
Civil, environmental and regulatory claims (a.2.1)	57,772	8,583	(2,723)	(48)	16	63,600
Labor litigation (a.3.1)	90,675	1,184	(4,634)	(771)	714	87,168
Others	93,168	-	-	-	228	93,396
Total	898,045	9,767	(8,412)	(819)	2,227	900,808
Current	43,660					41,690
Non-current	854,385					859,118

Some of the provisions above involve in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2021	12/31/2020
Tax matters	789,821	789,624
Labor litigation	57,184	57,603
Civil and other	103,358	102,569
Total – non-current assets	950,363	949,796

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for tax matters and social security

a.1.1 On October 7, 2005 the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction the subsidiaries made escrow deposits for these debits which amounted to R$ 524,426 as of March 31, 2021 (R$ 523,136 as of December 31, 2020). On July 18, 2014 a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 63,600 as of March 31, 2021 (R$ 57,772 as of December 31, 2020).

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 87,168 as of March 31, 2021 (R$ 90,675 as of December 31, 2020) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b. Contingent liabilities

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on these assessments, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,264,060 as of March 31, 2021 (R$ 3,236,982 as of December 31, 2020).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,453,711 as of March 31, 2021 (R$ 2,419,000 as of December 31, 2020), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 176,725 as of March 31, 2021 (R$ 176,390 as of December 31, 2020).

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 958,503 as of March 31, 2021 (R$ 958.134 as of December 31, 2020). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 300,655 as of March 31, 2021 (R$ 300,707 as of December 31, 2020), of which R$ 92,768 (R$ 92,687 as of December 31, 2020) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 98,266 as of March 31, 2021 (R$ 98,157 as of December 31, 2020); of conditioned fruition of fiscal incentive in the amount of R$ 120,197 as of March 31, 2021 (R$ 119,894 as of December 31, 2020); and inventory differences in the amount of R$ 270,090 as of March 31, 2021 (R$ 269,581 as of December 31, 2020) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 729,304 as of March 31, 2020 (R$ 709,338 as of December 31, 2020), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 213,039 as of March 31, 2021 (R$ 212,350 as of December 31, 2020), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability. Management assessed the likelihood of loss in this case as "possible", supported by the opinion of its legal advisors, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 559,411, totaling 2,933 lawsuits as of March 31, 2021 (R$ 561,713, totaling 2,840 lawsuits as of December 31, 2020), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33.946 as of March 31, 2021 (R$ 33.895 as of December 31, 2020). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz also signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC, in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. The process related to the anti-competitive acts of Joinville, established in October 2015, is under judgment (until now two favorable votes and one unfavorable vote have been pronounced) while the lawsuit related to the Distrito Federal, from an administrative inquiry initiated in May 2012, which was converted into an administrative proceeding in June 2020, is in the stage of presentation of defense. Besides these, in April, 2019, IPP received an administrative fine in the amount of R$ 40,693, for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, there was an option for the judicial discussion of the assessment and penalty applied, which has as last relevant movement the presentation of a reply by IPP, and it is certain that a decision has already been issued granting protection to suspend the enforceability of the fine. Management did not recognize a provision for these contingencies, supported by the opinion of external legal counsel that classified the probability of loss as remote. Management did not recognize a provision for these contingencies, supported by the opinion of external lawyers, who classify the likelihood of loss as remote.

b.2.4 On November 29, 2016 a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução – CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiation on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to TAC and the Fisheries Management Project, to obtain the definitive filing of the process. On February 4, 2021, the subsidiary paid the remaining balance referring to the TAC, without pending and/or additional financial obligation arising from such commitment assumed. In addition, as of March 31, 2021, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 4,243 (R$ 4,428 as of December 31, 2020). Between December 31 2020 and March 31, 2021, there were not extrajudicial claims.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 250,939, totaling 1,322 lawsuits as of March 31, 2021 (R$ 256,269, totaling 1,306 lawsuits as of December 31, 2020), mainly represented by:

b.3.1 The Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A. and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed, in 1990, collective lawsuits against the subsidiaries, demanding the compliance of the fourth section of the collective labor agreement 1989/1990 (CCT 1989/1990), which provided for a salary, adjustment in lieu of the salary policies practiced. The collective actions against the subsidiaries, which have already become final, were judged in a favorable way to Oxiteno Nordeste and EMCA. At the same time, in 1990, there was the proposal for a collective agreement of, which appeared in the collective action, the Union of Employees and the Union of Companies (SINPEQ), discussing the same object (validity of the fourth clause of CCT 1989/1990). This action that transit judged only in October 2019, and remained unfavorable to SINPEQ, having the STF declared valid the fourth clause. During the process of collective agreement between the Unions, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015 Sindiquímica filed enforcement lawsuits against Oxiteno Nordeste and, in 2017, EMCA, because these companies did not sign the agreement of 2010 with Sindiquímica. In addition to collective actions, individual claims containing the same object have been filed. In all the ongoing lawsuits whose object is the fourth clause, all applicable legal measures have been taken to defend companies and there are not new final decisions in addition to those judged in favor of companies in the 1990s.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 101,731 (R$ 101,663 as of December 31, 2020) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 102,777 as of March 31, 2021 (R$ 102.777 as of December 31, 2020. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Exclusion of ICMS from the calculation basis of PIS and COFINS (contingent assets)

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries of the Company have actions aimed at obtaining this right, as long as applicable. The subsidiaries Oxiteno S.A., Extrafarma, Tequimar and Tropical have final and unappealable decision, and management confirmed the respective subsidies to prove the amounts to be refunded and recorded in results (see Note 7.a.3). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R$ 98,698 until March 31, 2021 (R$ 215,365 as of December 31, 2020). There was a reduction in the amounts excluded based on injunctions, since the subsidiary Iconic was final and unappealable in the first quarter of 2021. The amounts to be recovered from the other subsidiaries will be recognized to the extent that, there are both the final and unappealable decision of the individual action and confirmation of the evidences.

The Company's management emphasizes that it is possible for the STF to modulate the effects of its judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company's management will assess the impact on the claims of its subsidiaries, which may result in a reduction in the claimed tax credits.

23. Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	03/31/2021	12/31/2020
‘am/pm’ and Jet Oil franchising upfront fee (a)	318	814
Loyalty program “Km de Vantagens” (b)	13,943	15,424
Loyalty program “Clube Extrafarma” (b)	2,059	2,044
Total current	16,320	18,282

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and, on March 31, 2021, had 31 stores inaugurated with initial deferred franchising upfront fee (58 stores inaugurated as of December 31, 2020). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network and, on March 31, 2021 had 10 stores inaugurated with initial deferred franchising upfront fee (45 stores inaugurated as of December 31, 2020). For more information on the deferred revenue from the franchising upfront fee, see Note 2.a.

b. Loyalty programs

Subsidiary Ipiranga participates in a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 19, 2020, August 12, 2020 and February 24, 2021 the Company’s Board of Directors confirmed, the issuance of, respectively, 2,108,542, 86,978 and 70,939 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 574,648 shares linked to the subscription warrants – indemnification were canceled and not issued. Also, 3,567,069 shares were retained, linked to subscription warrants – indemnification, which will be issued or canceled according as the final decision of the processes are favorable or unfavorable, respectively. On March 31, 2021, the maximum number of shares, which may be issued in the future, linked to the subscription warrants – indemnification, is up to 3,567,069 shares, totaling R$ 75,658.

25. Equity

a. Share capital

On March 31, 2021 the subscribed and paid-in capital stock consists of 1,115,076,651 (1,115,005,712 as of December 31, 2020) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares as of March 31, 2021, on B3 was R$ 21.21 (R$ 23.74 as of December 31, 2020).

On February 19, 2020, August 12, 2020 and February 24, 2021, the Board of Directors confirmed the issuance of 2,108,542, 86,978 and 70,939 common shares, respectively, with the same rights attributed to the other shares of the Company already issued, due to the partial exercise of the rights conferred by the subscription warrants – indemnification into shares by the Company in the merger of Extrafarma shares. For more information on the changes in share capital, see note 24.

As of March 31, 2021 there were 49,955,494 common shares outstanding abroad in the form of ADRs (47,413,094 shares as of December 31, 2020).

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On April 10, 2019 the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of March 31, 2021, 24,739,626 common shares were held in the Company's treasury, acquired at an average cost of R$ 19.77 (24,739,626 as of December 31, 2019).

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014 the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19, 2020, August 12, 2020 and February 24, 2021, there was an increase in the reserve in the amount of R$ 53,072, R$ 1,691 and R$ 1,371, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

e.  Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54.b) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 50% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,658,265 as of March 31, 2021 (R$ 3,658,265 as of December 31, 2020).

g.  Other comprehensive income

g.1 Valuation adjustments

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets recognized in statements of profit or loss at the moment of paid off of the hedge instrument.

(ii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the earned income and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is paid off.

(iii)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iv)	The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial gains (losses) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2020	(609,277)	269	(53,351)	197,369	(464,990)
Changes in fair value of financial instruments	(182,652)	132	-	-	(182,520)
IRPJ and CSLL on fair value	62,594	-	-	-	62,594
Balance as of March 31, 2021	(729,335)	401	(53,351)	197,369	(584,916)

	Fair value of cash flow hedging instruments (i)	Fair value of financial instruments (ii)	Actuarial gains (losses) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(634,188)	183	‐	‐	(634,005)
IRPJ and CSLL on fair value	216,474	‐	‐	‐	216,474
Balance as of March 31, 2020	(713,846)	388	(47,759)	197,369	(563,848)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent management (see Note 2.s.1) and the exchange rate variation on notes in the foreign market, net of income taxes (see Note 33.h.3) is directly recognized in the equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

	03/31/2021	03/31/2020
Initial balance	231,596	102,427
Currency translation adjustment of foreign subsidiaries	119,236	195,107
Effect of foreign currency exchange rate variation on financial instruments	(47,557)	(110,960)
IRPJ and CSLL on foreign currency exchange rate variation on financial instruments	16,169	37,727
Final balance	319,444	224,301

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Dividends and allocation of net income

The shareholders of the Company is entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable that refers of the exercise of 2020, the amount of which on as of December 31, 2020 totaled R$ 479,748 (R$ 0.44 – forty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 24, 2021, and were paid from March 12, 2021.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	439,094	442,133
Provisions	55,391	57,997
Payments	(477,353)	(477,440)
Balance as of March 31, 2021	17,132	22,690

26. Net revenue from sale and services (Consolidated)

	03/31/2021	03/31/2020
Gross revenue from sale	25,128,105	22,770,778
Gross revenue from services	249,128	228,042
Sales taxes	(1,041,589)	(1,058,984)
Discounts and sales returns	(339,108)	(472,125)
Amortization of contractual assets with customers (see Note 11)	(48,214)	(82,860)
Deferred revenue (see Note 23)	1,962	2,287
Net revenue from sales and services	23,950,284	21,387,138

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

27. Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Raw materials and materials for use and consumption	-	-	21,891,536	19,737,611
Personnel expenses	39,117	33,526	600,891	526,661
Freight and storage	-	-	278,542	268,518
Depreciation and amortization	1,453	293	245,372	225,860
Amortization of right-of-use assets	1,503	512	87,329	77,867
Advertising and marketing	-	-	27,183	45,261
Services provided by third parties	23,382	4,425	121,105	58,891
Other expenses	7,508	3,964	105,683	61,034
Allocation of SSC/Holding expenses	(72,963)	(42,720)	-	-
Total	-	-	23,357,641	21,001,703
Classified as:
Cost of products and services sold	-	-	22,234,378	19,977,191
Selling and marketing	-	-	654,573	614,631
General and administrative	-	-	468,690	409,881
Total	-	-	23,357,641	21,001,703

28. Gain (loss) on disposal of PP&E and intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset. For the three-month period ended March 31, 2021 the gain was R$ 8,076 (gain of R$ 6,938 for the three-month period ended March 31, 2020), represented primarily from sale of PP&E.

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income, net (Consolidated)

	03/31/2021	03/31/2020
Other operating income, net:
Commercial partnerships (1)	4,866	2,560
Merchandising (2)	8,844	6,733
Extraordinary tax credits (3)	-	114,402
Property rental (4)	6,262	6,094
Revenue from miscellaneous services (administrative, commercial and IT services)	23,265	22,877
Contractual fine and gas voucher	9,365	6,135
Others	-	772
	52,602	159,573
Other operating expenses, net:
Property rental (4)	(22,061)	(24,092)
Taxes on other operating income (5)	(6,130)	(10,024)
Fines por tax infractions	-	(973)
Provision for decarbonization obligation (6)	(32,640)	-
Others	(4,196)	(545)
	(65,027)	(35,634)
Other operating income, net	(12,425)	123,939

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3)	Refers substantially to Oxiteno S.A., Ipiranga and Ultracargo PIS and COFINS credits (see Note 7.a.2).

(4)	Refers to Ipiranga's income and expenses with property rentals and sublease, especially for establishment of own gas stations, linked to contractual requirements for the preservation of the brand.

(5)	Refers substantially to ICMS, ISS, PIS and COFINS.

(6)	Refers to the obligation adopted by the Brazilian National Biofuels Policy – “RenovaBio” (implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy) to set decarbonization targets for its sector.

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30. Finance income (Expense)

	Parent		Consolidated
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Finance income:
Interest on financial investments	8,992	9,938	24,904	43,062
Interest from customers	-	‐	28,058	29,140
Changes in subscription warrants – indemnification (see Note 24)	9,364	24,176	9,364	24,176
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	-	‐	-	77,760
Other finance income	43	20	1,107	7,913
	18,399	34,134	63,433	182,051
Finance expenses:
Interest on loans	(14,008)	-	(144,192)	(100,608)
Interest on debentures	(9,144)	(18,945)	(24,863)	(88,966)
Interest on leases payable	(825)	(1,733)	(37,264)	(33,983)
Bank charges, financial transactions tax, and other charges	(465)	(375)	(21,441)	(27,584)
Exchange variation, net of gains and losses with derivative financial instruments	-	-	(161,286)	(97,076)
Interest of provisions and other expenses	-	-	(8,068)	(1,464)
	(24,442)	(21,053)	(397,114)	(349,681)
Finance income (expense)	(6,043)	13,081	(333,681)	(167,630)

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)
31. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants – indemnification, as mentioned in Notes 8.c and 24, respectively.

	03/31/2021	03/31/2020
Basic earnings per share
Net income for the year of the Company	132,163	160,859
Weighted average shares outstanding (in thousands)	1,088,112	1,086,810
Basic earnings per share – R$	0.1215	0.1480
Diluted earnings per share
Net income for the year of the Company	132,163	160,859
Weighted average shares outstanding (in thousands), including dilution effects	1,093,904	1,093,177
Diluted earnings per share – R$	0.1208	0.1471
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,088,112	1,086,810
Dilution effect
Subscription warrants – indemnification	3,567	3,567
Deferred stock plan	2,225	2,800
Weighted average shares outstanding for diluted per share	1,093,904	1,093,177

Earnings per share were adjusted retrospectively by the issue of 2,266,459 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24.

32. Segment information

The Company operates six main business segments: gas distribution, fuel distribution, chemicals, storage, drugstores and digital payments. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The digital payments segment (Abastece aí) offers digital payments and electronic retailing segment, combining the “abastece aí” app and the loyalty program “Km de Vantagens”. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2021
Income	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (1) (2)	Elimination	Total
Net revenue from sales and services	19,844,959	2,037,795	1,436,421	172,038	489,764	14,165	23,995,142	9,700	(54,558)	23,950,284
Transactions with third parties	19,844,927	2,036,802	1,430,764	127,064	489,764	14,165	23,943,486	6,798	-	23,950,284
Intersegment transactions	32	993	5,657	44,974	-	-	51,656	2,902	(54,558)	-
Cost of products and services sold	(18,947,757)	(1,811,907)	(1,104,902)	(68,764)	(345,928)	-	(22,279,258)	-	44,880	(22,234,378)
Gross profit	897,202	225,888	331,519	103,274	143,836	14,165	1,715,884	9,700	(9,678)	1,715,906
Operating income (expenses)
Selling and marketing	(304,975)	(92,942)	(100,475)	(2,061)	(141,818)	(10,752)	(653,023)	(1,550)	-	(654,573)
Expected losses on doubtful accounts	(473)	(3,256)	(236)	15	10	-	(3,940)	-	-	(3,940)
General and administrative	(181,704)	(50,473)	(122,798)	(31,688)	(25,658)	(20,367)	(432,688)	(45,680)	9,678	(468,690)
Gain (loss) on disposal of property, plant and equipment and intangibles	5,769	2,626	277	50	(648)	-	8,074	2	-	8,076
Other operating income, net	(19,780)	5,591	1,515	(843)	(1,491)	2,719	(12,289)	(136)	-	(12,425)
Operating income before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	369,039	87,434	109,802	68,747	(25,769)	(14,235)	622,018	(37,664)	-	584,354
Share of profit (loss) of subsidiaries, joint ventures and associates	(6,504)	(10)	(85)	476	-	-	(6,123)	(6,099)	-	(12,222)
Operating income before finance income (expenses) and income and social contribution taxes	389,535	87,424	109,717	69,223	(25,769)	(14,235)	615,895	(43,763)	-	572,132
Depreciation of PP&E and amortization of intangible assets charges	79,222	51,182	68,643	18,171	19,613	3,111	239,942	5,430	-	245,372
Amortization of contractual assets with customers – exclusive rights	47,802	412	-	-	-	-	48,214	-	-	48,214
Amortization of right-of-use assets	46,408	11,212	5,267	5,139	17,702	51	85,779	1,550	-	87,329
Total of depreciation and amortization	173,432	62,806	73,910	23,310	37,315	3,162	373,935	6,980	-	380,915

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2020
Income	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (1)(2)	Elimination	Total
Net revenue from sales and services	17,899,585	1,761,500	1,107,862	163,321	493,348	-	21,425,616	12,726	(51,204)	21,387,138
Transactions with third parties	17,899,502	1,760,527	1,101,361	130,978	493,348	-	21,385,716	1,422	-	21,387,138
Intersegment transactions	83	973	6,501	32,343	-	-	39,900	11,304	(51,204)	-
Cost of products and services sold	(17,204,590)	(1,522,945)	(876,891)	(62,534)	(348,500)	-	(20,015,460)	-	38,269	(19,977,191)
Gross profit	694,995	238,555	230,971	100,787	144,848	-	1,410,156	12,726	(12,935)	1,409,947
Operating income (expenses)
Selling and marketing	(280,635)	(97,978)	(84,456)	(1,722)	(149,231)	-	(614,022)	(609)	-	(614,631)
Expected losses on doubtful accounts	(21,491)	(8,586)	(56)	22	(164)	-	(30,275)	-	-	(30,275)
General and administrative	(171,167)	(47,514)	(109,741)	(30,804)	(25,028)	-	(384,254)	(38,562)	12,935	(409,881)
Gain (loss) on disposal of property, plant and equipment and intangibles	6,511	861	(156)	(234)	(44)	-	6,938	-	-	6,938
Other operating income, net	44,567	4,895	71,939	2,906	(325)	-	123,982	(43)	-	123,939
Operating income before finance income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates	272,780	90,233	108,501	70,955	(29,944)	-	512,525	(26,488)	-	486,037
Share of profit (loss) of subsidiaries, joint ventures and associates	376	5	200	65	-	-	646	(13,074)	-	(12,428)
Operating income before finance income (expenses) and income and social contribution taxes	273,156	90,238	108,701	71,020	(29,944)	-	513,171	(39,562)	-	473,609
Depreciation of PP&E and amortization of intangible assets charges	77,253	46,964	61,393	15,146	20,782	-	221,538	4,322	-	225,860
Amortization of contractual assets with customers – exclusive rights	82,509	351	-	-	-	-	82,860	-	-	82,860
Amortization of right-of-use assets	42,625	9,415	2,839	4,359	18,021	-	77,259	608	-	77,867
Total of depreciation and amortization	202,387	56,730	64,232	19,505	38,803	-	381,657	4,930	-	386,587

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	Includes in the line “General and administrative” the amount of R$ 34,110 in 2021 (R$ 25,651 in 2020) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2)	The “Others” column consists of financial income and expenses, income tax and social contribution of the segments, the parent company Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda., Ultrapar International SA, UVC Investimentos Ltda, UVC - Fundo de investimento em participações multiestratégia investimento no exterior and equity of joint ventures of ConectCar and RPR.

	03/31/2021
Cash flow	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (3)	Eliminaçtion	Total
Acquisition of property, plant, and equipment	43,346	75,969	31,841	90,128	6,014	41	247,339	436	-	247,775
Acquisition of intangible assets	13,324	4,071	2,543	1,094	3,322	7,577	31,931	-	-	31,931
Payments of contractual assets with customers – exclusive rights	35,881	-	-	-	-	-	35,881	-	-	35,881

	03/31/2020
Cash flow	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Others (3)	Elimination	Total
Acquisition of property, plant, and equipment	57,297	51,122	43,181	19,187	3,962	-	174,749	2,629	-	177,378
Acquisition of intangible assets	14,438	6,294	1,084	-	7,683	-	29,499	13,692	-	43,191
Payments of contractual assets with customers – exclusive rights	141,617	3,812	-	-	-	-	145,429	-	-	145,429

	03/31/2021
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segments	Outros (3)	Elimination	Total
Total assets (excluding intersegment transactions)	18,875,308	2,945,552	9,211,002	2,616,063	1,786,671	96,028	35,530,624	1,940,570	-	37,471,194

	03/31/2020
Assets	Ipiranga	Ultragaz	Oxiteno	Ultracargo	Extrafarma	Abastece aí	Subtotal Segmentos	Outros (3)	Elimination	Total
Ativos totais (excluding intersegment transactions)	18,761,207	2,927,061	8,892,850	2,197,675	1,845,038	85,787	34,709,618	1,540,544	-	36,250,162

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2021	03/31/2020
Income before financial result, income and social contribution taxes	572,132	473,609
Financial result, net	(333,681)	(167,630)
Income before income and social contribution taxes	238,451	305,979

Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	80,040	57,416
Ipiranga	57,899	75,186
Oxiteno	34,661	45,574
Ultracargo	91,222	20,621
Extrafarma	9,336	11,645
Abastece aí	7,618	-
	280,776	210,442
Others (1)	440	16,321

Total additions to PP&E and intangible assets (see Notes 14 and 15)	281,216	226,763
Asset retirement obligation – fuel tanks (see Note 21)	(18)	(37)
Provision for demobilization of machinery and equipment	3	-
Capitalized borrowing costs	(1,495)	(6,157)
Total investments in PP&E and intangible assets (cash flow)	279,706	220,569
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	108,107	156,509
Ultragaz	-	3,812
Total	108,107	160,321

(1)	The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Serma, Imaven Imóveis Ltda., Ultrapar International S.A., UVC Investimentos Ltda. and UVC - Fundo de investimento em participações multiestratégia investimento no exterior.

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2021	12/31/2020
United States of America	1,253,432	1,152,876
Mexico	167,985	163,042
Uruguay	98,921	90,347
	1,520,338	1,406,265

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2021	03/31/2020
Net revenue from sale and services:
Brazil	23,441,450	20,990,486
Mexico	64,576	55,041
Uruguay	7,600	8,277
Other Latin American countries	193,976	132,126
United States of America and Canada	162,142	129,115
Far East	15,996	13,781
Europe	44,550	41,446
Other	19,994	16,866
Total	23,950,284	21,387,138

Sales to the foreign market are made substantially by the Oxiteno.

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments – governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Company’s Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors of Ultrapar.

The Audit and Risks Committee advises the Company’s Board of Directors in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the Audit and Risks Committee the risks exposure and compliance or noncompliance of the Policy.

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	03/31/2021	12/31/2020
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,631,004	1,413,276
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	375,458	307,829
Other assets	2,115,358	1,767,626
	4,121,820	3,488,731
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(10,095,152)	(9,246,707)
Payables arising from imports, net of advances to foreign suppliers	(894,083)	(633,013)
	(10,989,235)	(9,879,720)
Foreign currency hedging instruments	5,095,156	4,837,554
Net liability position – total	(1,772,259)	(1,553,435)
Net asset (liability) position – income statement effect	(17,588)	186,306
Net liability position – equity effect	(1,754,671)	(1,739,741)

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,772,259 in foreign currency as of March 31, 2021:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	(1,759)	(4,397)	(8,794)
(2) Equity effect		(175,467)	(438,668)	(877,335)
(1) + (2)	Net effect	(177,226)	(443,065)	(886,129)
(3) Income statement effect	Real appreciation	1,759	4,397	8,794
(4) Equity effect		175,467	438,668	877,335
(3) + (4)	Net effect	177,226	443,065	886,129

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,553,435 in foreign currency as of December 31, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	18,631	46,577	93,153
(2) Equity effect		(173,974)	(434,935)	(869,871)
(1) + (2)	Net effect	(155,343)	(388,358)	(776,718)
(3) Income statement effect	Real appreciation	(18,631)	(46,577)	(93,153)
(4) Equity effect		173,974	434,935	869,871
(3) + (4)	Net effect	155,343	388,358	776,718

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

109

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	03/31/2021	12/31/2020
DI
Cash equivalents	4.a	3,441,797	2,241,852
Financial investments	4.b	2,088,829	3,749,852
Loans and debentures	16.a	(6,973,033)	(6,947,362)
Liability position of foreign exchange hedging instruments – DI	33.g	(2,122,876)	(2,124,146)
Liability position of fixed interest instruments + IPCA – DI	33.g	(2,067,207)	(2,203,705)
Net liability position in DI		(5,632,490)	(5,283,509)
TJLP
Loans – TJLP	16.a	(26,921)	(29,803)
Net liability position in TJLP		(26,921)	(29,803)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	288,232	260,958
Loans – LIBOR	16.a	(627,412)	(573,484)
Net liability position in LIBOR		(339,180)	(312,526)
Total net liability position exposed to floating interest		(5,998,592)	(5,625,838)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in finance income, due to the effect of floating interest rate changes in different scenarios.

		03/31/2021
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Interest effect on cash equivalents and financial	Increase in DI	2,316	5,791	11,582
Interest effect on debt in DI	Increase in DI	(3,446)	(8,616)	(17,231)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(2,697)	(5,294)	(9,623)
Incremental expenses		(3,827)	(8,119)	(15,272)
Interest effect on debt in TJLP	Increase in TJLP	(32)	(79)	(159)
Incremental expenses		(32)	(79)	(159)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2,909	3,008	3,175
Interest effect on debt in LIBOR	Increase in LIBOR	(44)	(109)	(218)
Incremental expenses		2,865	2,899	2,957

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

		12/31/2020
	Risk	Scenario I	Scenario II	Scenario III
Exposure of interest rate risk		Base	25%	50%
Interest effect on cash equivalents and financial	Increase in DI	13,175	32,937	65,875
Interest effect on debt in DI	Increase in DI	(19,674)	(49,184)	(98,368)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1,137)	(11,934)	(29,929)
Incremental expenses		(7,636)	(28,181)	(62,422)
Interest effect on debt in TJLP	Increase in TJLP	(301)	(752)	(1,503)
Incremental expenses		(301)	(752)	(1,503)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	528	1,320	2,640
Interest effect on debt in LIBOR	Increase in LIBOR	(1,410)	(3,525)	(7,050)
Incremental expenses		(882)	(2,205)	(4,410)
Interest effect on debt in SELIC	Increase in SELIC	(41)	(102)	(203)
Incremental expenses		(41)	(102)	(203)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	03/31/2021	12/31/2020
AAA	7,749,656	8,190,428
AA	501,777	317,894
A	249,615	163,838
Total	8,501,048	8,672,160

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	03/31/2021	12/31/2020
Ipiranga	447,842	447,389
Ultragaz	117,329	113,621
Oxiteno	17,457	16,430
Extrafarma	64	73
Ultracargo	1,579	1,594
Total	584,271	579,107

The table below presents information about credit risk exposure:

	03/31/2021			12/31/2020
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.1%	4,080,672	46,344	1.2%	3,751,067	44,091
less than 30 days	2.5%	155,925	3,934	2.2%	134,836	2,939
31-60 days	6.1%	48,961	2,993	8.2%	43,207	3,563
61-90 days	7.1%	40,253	2,861	10.9%	42,589	4,630
91-180 days	47.7%	65,458	31,250	36.8%	76,158	28,062
more than 180 days	55.1%	902,133	496,889	55.7%	890,756	495,822
		5,293,402	584,271		4,938,613	579,107

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	03/31/2021	12/31/2020
Brazil	572,710	568,461
Mexico	17	-
Uruguay	30	76
Other Latin American countries	118	271
United States of America and Canada	1,256	1,146
Europe	10,000	9,120
Others	140	33
	584,271	579,107

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) traded on the stock exchange.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at March 31, 2021:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value
	Position	Product	Maturity	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
								R$ thousands	R$ thousands
Term	Sold	Heating Oil	abr-21	161,690	108,429	79,112	42,399	20,037	(563)
								20,037	(563)

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

On March 2021, the gross indebtedness due over the next twelve months totaled R$ 3,685,107, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investments for 2021 totaled R$ 1,890,763. Until the first quarter, R$ 278,819 were realized. On March 31, 2021, the Company and its subsidiaries had R$ 7,486,677 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of March 31, 2021 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	21,966,849	3,685,107	7,031,989	1,872,753	9,377,000
Currency and interest rate hedging instruments (3)	659,366	38,785	194,412	202,733	223,436
Trade payables	4,526,144	4,526,144	-	-	-
Leases payable	2,665,640	396,497	671,284	512,615	1,085,244

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 3.85% to 2021, 5.73% to 2022 and 7.10% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 5.38 in 2021, R$ 5.45 in 2022, R$ 5.30 in 2023, R$ 5.10 in 2024, R$ 4.90 in 2025, R$ 4.81 in 2026, R$ 4.84 in 2027, R$ 4.86 in 2028 and R$ 4.88 in 2029; (iii) TJLP of 4.61%; (iv) IGP-M of 4.79% in 2021, 4.02% in 2022, 3.25% as from 2023; (v) IPCA of 4.71% in 2021, 3.59% in 2022, 3.0% as from 2023; (vi) exchange rate of the Real against the mexican peso of R$ 0.28; (vii) exchange rate of the mexican peso against the U.S. dollar of MXN 20.60. (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and DI x IPCA contracts quoted on B3 on March 31, 2021 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts quoted on New York Mercantile Exchange (“NYMEX”) on March 31, 2021. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			03/31/2021	12/31/2020	03/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 4.58%	103.9% DI	sep-23	33.h.1	USD 185,000	USD 185,000	374,748	298,889
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.0% DI	jun-22	33.h.1	USD 50,000	USD 50,000	116,374	94,782
Interest rate swap	Debt	4.40% + IPCA	101.4% DI	mar-28	33.h.1	R$ 1,266,054	R$ 806,054	211,626	203,837
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	(2,378)	3,498
Term	Firm commitments	BRL	Heating Oil	abr-21	33.h.1	USD 79,112	USD 42,399	20,037	(563)
NDF	Firm commitments	BRL	USD	abr-21	33.h.1	USD 40,034	USD 23,124	(2,838)	(733)
								717,569	599,710

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		03/31/2021	12/31/2020	03/31/2021	12/31/2020
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 320,000	532,103	519,260
NDF	Firm commitments	BRL	USD	sep-21	USD 387,725	USD 378,550	32,983	(112,152)
Interest rate swap	Debt	2.67%	100% DI	may-21	R$ 700,000	R$ 1,300,000	-	(5)
Interest rate swap	Debt	5.25%	DI - 1.1%	jun-29	USD 100,000	-	(17,069)	-
							548,017	407,103

 (1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2021	12/31/2020
Notional amount – US$	235,000	235,000
Result of hedging instruments – gain/(loss) – R$	113,691	574,378
Fair value adjustment of debt – R$	14,306	(13,131)
Finance expense in the statements of profit or loss – R$	(116,686)	(597,735)
Average effective cost – DI %	104.1	104.1

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2021	12/31/2020
Notional amount – US$	1,266,054	806,054
Result of hedging instruments – gain/(loss) – R$	7,789	67,446
Fair value adjustment of debt – R$	37,068	(18,446)
Finance expense in the statements of profit or loss – R$	1,990	(99,555)
Average effective cost – DI %	101.4	95.8

For more information, see Notes 16.f.2, 16.f.4, 16.f.6, 16.f.8 and 16.f.9.

In thousands, except the DI %	03/31/2021	12/31/2020
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	(5,876)	6,528
Fair value adjustment of debt – R$	6,750	3,250
Finance expense in the statements of profit or loss – R$	5,331	(8,968)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.f.7.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary Ipiranga realizes these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	03/31/2021	12/31/2020
Notional amount – US$	119,146	65,523
Result of hedging instruments – gain/(loss) – R$	(40,296)	(87,448)
Fair value adjustment of inventories – R$	(30,561)	18,468

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On March 31, 2021, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 447,858 (US$ 468,215 on December 31, 2020). On March 31, 2021, the unrealized loss of “Other comprehensive income” is R$ 121,506 (loss of R$ 315,403 on December 31, 2020), net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On March 31, 2021 the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2020).On March 31, 2021, the unrealized loss of “Other comprehensive income” is R$ 31,388 (loss of R$ 73,108 on December 31, 2020), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	03/31/2021
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	(115,516)	-
c – Interest rate swaps in R$ (iii)	45,740	-
d – Non-derivative financial instruments (iv)	(578,734)	(890,365)
Total	(648,510)	(890,365)

	03/31/2020	12/31/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii) and commodities	413,158	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(238,750)	80
c – Interest rate swaps in R$ (iii)	13,235	-
d – Non-derivative financial instruments (iv)	(598,001)	(737,471)
Total	(410,358)	(737,391)

(i) Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv) Considers the results of notes in the foreign market (for further information see Note 16.b).

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			03/31/2021		12/31/2020
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	459,497	459,497	405,081	405,081
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,441,797	3,441,797	2,241,852	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	31,909	31,909	14,561	14,561
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,841,197	1,841,197	3,643,286	3,643,286
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	172,063	172,063	31,315	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,569	75,569	75,251	75,251
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,378,702	1,378,702	1,278,940	1,278,940
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,100,314	1,100,314	981,874	981,874
Trade Receivables	Measured at amortized cost	5.a	3,763,313	3,738,483	3,391,122	3,369,766
Reseller Financing	Measured at amortized cost	5.b	945,818	942,708	968,384	965,645
Total			13,210,179	13,182,239	13,031,666	13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,401,214	1,401,214	1,308,928	1,308,928
Financing	Measured at amortized cost	16.a	10,174,242	10,460,530	9,406,013	10,186,947
Debentures	Measured at amortized cost	16.a	5,463,575	5,419,853	5,450,751	5,363,621
Debentures	Measured at fair value through profit or loss	16.a	1,535,515	1,535,515	1,093,365	1,093,365
Leases payable	Measured at amortized cost	13	1,793,830	1,793,830	1,833,288	1,833,288
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	31,716	31,716	117,159	117,159
Trade payables	Measured at amortized cost	17	4,526,144	4,478,659	4,040,652	4,008,457
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	75,658	75,658	86,439	86,439
Total			25,001,894	25,196,975	23,336,595	23,998,204

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

  The fair value of cash and bank deposit balances are identical to their carrying values.

  Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

  Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

  The fair value of trade receivables and trade payables are approximate to their carrying values and the Company calculates its fair value through methodologies commonly used in the market.

  The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

  The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 16.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	03/31/2021	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	459,497	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,441,797	-	3,441,797
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	31,909	31,909	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,841,197	1,841,197	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	172,063	-	172,063
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,569	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,378,702	33,044	1,345,658
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,100,314	-	1,100,314
Trade Receivables	Measured at amortized cost	5.a	3,738,483	-	-
Reseller Financing	Measured at amortized cost	5.b	942,708	-	-
Total			13,182,239
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,401,214	-	1,401,214
Financing	Measured at amortized cost	16.a	10,460,530	-	-
Debentures	Measured at amortized cost	16.a	5,419,853	-	-
Debentures	Measured at fair value through profit or loss	16.a	1,535,515	-	1,535,515
Leases payable	Measured at amortized cost	13	1,793,830	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	31,716	-	31,716
Trade payables	Measured at amortized cost	17	4,478,659	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	75,658	-	75,658
Total			25,196,975

123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	405,081	-	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,241,852	-	2,241,852
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	14,561	14,561	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	3,643,286	3,643,286	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	31,315	-	31,315
Fixed-income securities (guarantee of loans)	Measured at amortized cost	4.b	75,251	-	-
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	1,278,940	30,245	1,248,695
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	981,874	-	981,874
Trade Receivables	Measured at amortized cost	5.a	3,369,766	-	-
Reseller Financing	Measured at amortized cost	5.b	965,645	-	-
Total			13,007,571
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,308,928	-	1,308,928
Financing	Measured at amortized cost	16.a	10,186,947	-	-
Debentures	Measured at amortized cost	16.a	5,363,621	-	-
Debentures	Measured at fair value through profit or loss	16.a	1,093,365	-	1,093,365
Leases payable	Measured at amortized cost	13	1,833,288	-	-
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	117,159	-	117,159
Trade payables	Measured at amortized cost	17	4,008,457	-	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	86,439	-	86,439
Total			23,998,204

 (1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments,  the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of March 31, 2021, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 9.62 (R$ 8.23 as of December 31, 2020) in the base scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the base scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2021 and December 31, 2020, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

03/31/2021	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,256,378	2,587,969	3,811,068
(2) Debts / firm commitments in dollars		(1,272,248)	(2,603,839)	(3,826,938)
(1)+(2)	Net effect in result	(15,870)	(15,870)	(15,870)
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(34,861)	(521,462)	(1,008,063)
(4) Gross margin of Oxiteno/Ipiranga		34,861	521,462	1,008,063
(3)+(4)	Net effect in result	-	-	-
Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	472,256	1,228,216	1,984,175
(2) Debts		(472,256)	(1,228,216)	(1,984,175)
(1)+(2)	Net effect in equity	-	-	-
Net Investment
(1) Net Investment Hedge	Dollar devaluation	224,532	415,976	607,420
(2) Debts		(224,532)	(415,976)	(607,420)
(1)+(2)	Net effect in equity	-	-	-

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,013,826	1,522,343	2,030,860
(2) Debts / firm commitments in dollars		(1,013,824)	(1,522,330)	(2,030,835)
(1)+(2)	Net effect in result	2	13	25
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	59	17,877	35,694
(4) Gross margin of Oxiteno		(59)	(17,877)	(35,694)
(3)+(4)	Net effect in result	-	-	-

Cash Flow Hedge
(1) Cash Flow Hedge	Dollar devaluation	368,439	1,042,394	1,716,350
(2) Debts		(368,439)	(1,042,394)	(1,716,350)
(1)+(2)	Net effect in equity	-	-	-
Net Investment
(1) Net Investment Hedge	Dollar devaluation	170,315	336,315	502,316
(2) Debts		(170,315)	(336,315)	(502,316)
(1)+(2)	Net effect in equity	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of March 31, 2021 and December 31, 2020, the Company used the futures curve of the DI x Pre contract quoted on B3 as of March 31, 2021 for each of the swap and debt (hedged item) maturities, to determine the base scenario. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the base scenario pre-fixed interest rate.

126

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

03/31/2021	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(511,521)	(412,731)	(301,180)
(2) Fixed rate debt		511,521	412,731	301,180
(1)+(2)	Net effect in result	-	-	-

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(39,412)	(230,705)	(187,597)
(2) Fixed rate debt		39,412	230,705	187,597
(1)+(2)	Net effect in result	-	-	-

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2020 and December 31, 2019, the Company used the futures heating oil contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the base scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on March 31, 2021 and December 31, 2020, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

03/31/2021	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	1,069,726	2,139,452
(2) Gross margin from Ipiranga		-	(1,069,726)	(2,139,452)
(1)+(2)	Net effect in result	-	-	-

12/31/2020	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	551,794	1,103,589
(2) Gross margin from Ipiranga		-	(551,794)	(1,103,589)
(1)+(2)	Net effect in result	-	-	-

127

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34. Commitments (Consolidated)

a. Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	397,000 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2021, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.78 per m³ for Itaqui. According to contractual conditions and tolerances, on March 31, 2021 there were not material pending issues regarding the minimum purchase limits of the contract.

128

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, on March 31, 2021 there are no material issues regarding the minimum purchase commitment.

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed.

In the insurance policies the maximum compensation values based on the risk analysis of certain locations.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 250 million.

The Company maintains liability insurance policies for directors, executive officers and council to indemnify Ultrapar and its subsidiaries in the total amount of US$ 80 million.

Since February 2020, Ultrapar has maintained a cyber risk policy with a hedge value of up to R$ 100 million.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

129

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ (not reviewed) located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ (not reviewed) at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million (not reviewed) for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

35. Subsequent events

a. Port concessions

On April 9, 2021, the subsidiarie Ultracargo was awarded the concession of IQI13 area in the Itaqui port, state of Maranhão, for storage and handling of liquid bulk products, specially fuels. The minimum installed capacity will be 79 thousand cubic meters. The area will be operated by Ultracargo for at least 20 years, according to the auction notice. The estimated investments regarding this port concession is approximately R$310 million, to be disbursed throughout the next six years.

130

São Paulo, May 5, 2021 – Ultrapar Participações S.A. (“Company”, “Ultra Group” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in the oil & gas chain through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the first quarter of 2021.

Net revenues	Adjusted EBITDA	Net income
R$ 24 billion	R$ 996 million	R$ 137 million

Investments	Cash flow from operations	Market cap
R$ 294 million	R$ 128 million	R$ 24 billion

Highlights

  Resilience of Ultrapar’s portfolio, with EBITDA growth in all businesses compared to 1Q20, despite the continuity of the pandemic and the beginning of a new wave of restrictions.
  Record recurring quarterly results for Ultracargo and Oxiteno, and record for Ultragaz for first quarters.
  Renewal of the Board of Directors, with the election of three new members, bringing complementary experiences and skills to Ultrapar’s strategy and future.
  Ultracargo’s winning bid at the IQI13 area in the port of Itaqui (MA), where it will build a terminal of liquid bulk products with a minimum installed capacity of 79 thousand m³, consolidating its position in a key port aligned with its strategy of expansion and profitability.
  Creation of the Sustainability and Corporate Affairs executive position, to accelerate and integrate Ultra Group’s efforts and initiatives into a unified agenda with broad visibility, with clearly defined ESG goals to be disclosed in 2021.
  First event of the Ultra Series – Meet Ultrapar’s Leaders, with Décio Amaral, CEO of Ultracargo, to detail business growth opportunities and initiatives for productivity gains. The series of events aims to promote more transparency and greater exposure of the strategy, the perspectives and the business executives to the capital markets.

131

Considerations on the financial and operational information

The financial information presented in this document was prepared in accordance with the International Financial Reporting Standards (IFRS) norms. The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

The financial information presented in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income are presented in accordance to Instruction No. 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 4, 2012. The calculation of EBITDA based on net income is shown below:

	Quarter

R$ million	1Q21	1Q20	4Q21

Net income	137.4	168.9	431.5
(+) Income and social contribution taxes	101.0	137.1	214.7
(+) Net financial (income) expenses	333.7	167.6	(136.5)
(+) Depreciation and amortization	332.7	303.7	326.7

EBITDA	904.8	777.3	836.4

Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	47.8	82.5	64.6
(+) Amortization of contractual assets with customers - exclusive rights (Ultragaz)	0.4	0.4	0.4
(+) Cash flow hedge from bonds (Oxiteno)	43.3	19.6	47.9

Adjusted EBITDA	996.3	879.8	949.3
Ultragaz	150.2	147.0	154.4
Ultracargo	92.5	90.5	77.0
Oxiteno	226.9	192.6	261.9
Ipiranga	563.0	479.9	487.5
Extrafarma	11.5	8.9	34.0
Holding¹/Others	(47.9)	(39.0)	(65.4)

Non-recurring items that affected EBITDA
(-) Tax credits (Oxiteno)	-	(70.9)	(84.8)

Recurring EBITDA	996.3	808.9	864.6
Ultragaz	150.2	147.0	154.4
Ultracargo	92.5	90.5	77.0
Oxiteno	226.9	121.6	177.2
Ipiranga	563.0	479.9	487.5
Extrafarma	11.5	8.9	34.0
Holding¹/Others	(47.9)	(39.0)	(65.4)

¹ Mainly expenses related to governance bodies (Board of Directors, Fiscal Council, Committees), to the Presidency, Financial Department and areas linked to the Group's strategy, risk management, portfolio management and capital allocation, such as IR and M&A

132

Ultrapar

Amounts in R$ million	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Net revenues	23,950	21,387	23,216	12%	3%
Adjusted EBITDA	996	880	949	13%	5%
Recurring EBITDA¹	996	809	865	23%	15%
Depreciation and amortization²	381	387	392	(1%)	(3%)
Financial result³	(377)	(187)	89	101%	n/a
Net income	137	169	432	(19%)	(68%)
Earnings per share attributable to shareholders[4]	0.12	0.15	0.39	(18%)	(69%)
Investments[5]	294	350	485	(16%)	(39%)
Cash flow from operations	128	932	508	(86%)	(75%)

¹ Does not include the effects of Oxiteno’s tax credits of R$ 71 million and R$ 85 million in 1Q20 and 4Q20, respectively

² Includes amortization of contractual assets with clients – exclusive rights

³ Includes the result of the cash flow hedge from bonds

4 Calculated in Reais based on the weighted average number of shares over the period, net of shares held in treasury

5 Includes R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q21

Net revenues – Total of R$ 23,950 million (+12%), due to the increase in net revenues at Ipiranga, Oxiteno, Ultragaz and Ultracargo. In relation to 4Q20, net revenues grew by 3%, mainly reflecting sales growth at Ipiranga.

Adjusted EBITDA – Total of R$ 996 million, a growth of 13%, due to the increase in EBITDA of all businesses, with emphasis on Ipiranga and Oxiteno year on year progression. Excluding the non-recurring effect of R$ 71 million in tax credits from Oxiteno in 1Q20, EBITDA grew by 23% in 1Q21. In relation to 4Q20, there was a 5% increase, as a result of higher EBITDA at Ipiranga, Oxiteno and Ultracargo, attenuated by the reduction in EBITDA at Extrafarma and Ultragaz’s and extemporaneous tax credits recorded in 4Q20.

Results from the holding, affiliates and abastece aí – In addition to the results of the five main businesses, Ultrapar recorded a negative result of R$ 48 million, comprised of (i) R$ 31 million of negative EBITDA from the holding, (ii) R$ 11 million of negative EBITDA from abastece aí (new digital payments business), due to expenses with technology and marketing to consolidate the performance and expansion of the application and loyalty program and (iii) R$ 6 million of negative EBITDA from affiliates.

Depreciation and amortization – Total of R$ 381 million (-1%), mainly due to a reduction in amortization of contractual assets at Ipiranga, offset by higher investments made over the last twelve months. In relation to 4Q20, total costs and expenses with depreciation and amortization were 3% lower, due to a reduction in amortization of contractual assets at Ipiranga.

Financial result – Ultrapar reported net financial expenses of R$ 377 million in 1Q21, compared to net financial expenses of R$ 187 million in 1Q20, mainly reflecting the temporary worsening in the mark-to-market of currency hedging instruments, and the interest accrual on non-recurring tax credits of R$ 78 million related to the exclusion of ICMS from the calculation base of PIS/Cofins in 1Q20 and increased expenses derived from the cash flow hedge of Ultrapar’s bonds, due to the greater exchange rate devaluation. Compared to 4Q20, when Ultrapar recorded net financial revenue of R$ 89 million, the difference is mainly explained by the temporary positive result of mark-to-market of currency hedging instruments and by the interest accrual on non-recurring tax credits of R$ 160 million in 4Q20.

Net income – Total of R$ 137 million, 19% and 68% below 1Q20 and 4Q20, respectively, as a result of the increase in net financial expenses and non-recurring tax credits recorded in 1Q20 and 4Q20, partially offset by the EBITDA growth.

Cash flow from operations – Generation of R$ 128 million in 1Q21, compared to a generation of R$ 932 million in 1Q20, mainly due to the increased investment in working capital in 1Q21, especially due to the significant rise in prices of fuels and LPG in the period, compared to a reduction in working capital in 1Q20, when there was a reduction in prices of fuels.

133

Ultragaz

	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Total volume (000 tons)	406	421	426	(4%)	(5%)
Bottled	274	288	289	(5%)	(5%)
Bulk	132	134	137	(1%)	(4%)
EBITDA (R$ million)	150	147	154	2%	(3%)

Operational performance – Sales volume at Ultragaz in 1Q21 fell by 4% from 1Q20, resulting from a reduction of 5% in sales in the bottled segment, mainly due to the initial effects of the pandemic on the demand for LPG bottles in March 2020, when there was a significant temporary growth in consumption of the product. In the bulk segment, the volume was 1% lower, due to lower sales to commercial and services segments, resulting from the impacts of the pandemic, partially offset by higher sales to industries. In relation to 4Q20, sales volume fell by 5% as a result of the typical seasonality between the periods, as well as the impact from the pandemic's upsurge on sales of the bulk segment for commercial and services.

Net revenues – Total of R$ 2,038 million (+16%), due to the increase in LPG cost, mitigated by lower sales volume. In relation to 4Q20, there was an increase of 4%, for the same reasons mentioned above.

Cost of goods sold – Total of R$ 1,812 million (+19%), due to the readjustment of LPG costs by Petrobras, mitigated by lower freight costs. In relation to 4Q20, the cost of goods sold increased 6%, for the same reasons mentioned above.

Sales, general and administrative expenses – Total of R$ 147 million, a drop of 5% in relation to 1Q20, because of lower expenses with provision for doubtful accounts and freight, due to logistics optimizations, in addition to initiatives for reducing expenses in several lines. In relation to 4Q20, sales, general and administrative expenses decreased 14%, due to lower personnel expenses, mainly variable compensation, in line with the progression of results, and labor claims.

EBITDA – Total of R$ 150 million (+2%), mainly due to expenses reduction, despite the lower volume and costs increases in the period. In relation to 4Q20, there was a drop of 3%, due to the seasonally lower sales volume, partially offset by lower expenses.

Investments – R$ 71 million were invested in this quarter, mainly to install tanks in new customers in the bulk segment, the new bottling facility in Belém (PA), the acquisition and replacement of gas bottles and the maintenance of existing operations.

134

Ultracargo

	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Installed capacity¹ (000 m³)	843	822	838	3%	1%
m³ sold (000 m³)	3,137	3,149	3,070	0%	2%
EBITDA (R$ million)	93	91	77	2%	20%

 ¹Monthly average

Operational performance – Ultracargo’s average installed capacity increased 3% in relation to 1Q20, as a result of the start up of expansions in Itaqui in the last twelve months. The m³ sold remained stable, with a higher volume in Itaqui, as a result of capacity expansions, mitigated by lower fuels handling in Suape, Santos and Aratu, due to the drop in imports of these products. The m³ sold increased by 2% compared to 4Q20, due to higher fuels handling in Itaqui and ethanol in Suape, partially offset by lower fuels handling in Santos.

Net revenues – Total R$ 172 million in 1Q21 (+5%), due to contractual readjustments and spot operations. Compared to 4Q20, net revenues increased by 4%, mainly due to the growth in m³ sold.

Cost of services provided – Total of R$ 69 million, a 10% increase in relation to 1Q20, due to increased costs with leases readjustments and higher depreciation (capacity expansions). In relation to 4Q20, the cost of services provided dropped by 7%, because of lower spending on personnel and maintenance, due to lower consumption of materials, in line with the reduction in fuels handling, mitigated by increased costs with leases.

Sales, general and administrative expenses – Total of R$ 34 million (+4%), due to higher personnel expenses (mainly variable compensation, in line with the progression of results) and IT (productivity initiatives). In relation to 4Q20, sales, general and administrative expenses decreased 1%, due to lower expenses with engineering services, partially offset by higher personnel expenses.

Other operating results – Reduction of R$ 4 million in relation to 1Q20, due to the extraordinary positive effect of R$ 4 million registered in 1Q20 related to the refund of a compulsory loan to Eletrobrás.

EBITDA – Ultracargo reached a record EBITDA level of R$ 93 million (+2%), mainly due to the increase in net revenues, partially offset by higher costs and expenses and lower other operating results. In relation to 4Q20, EBITDA grew by 20%, as a result of the greater handling of products, contractual readjustments and lower costs and expenses.

Investments – Investments in the period amounted to R$ 120 million, directed to the construction of the new terminal in Vila do Conde (PA), the expansion of the Itaqui terminal and projects for efficiency gains, maintenance and operational safety of the terminals.

135

Oxiteno

	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Average exchange rate (R$/US$)	5.47	4.46	5.40	23%	1%
Total volume (000 tons)	181	181	204	0%	(11%)
Commodities	19	32	33	(42%)	(44%)
Specialty chemicals/Others	162	148	171	9%	(5%)
Sales in Brazil	127	128	154	(1%)	(18%)
International sales	54	53	50	2%	8%
EBITDA (R$ million)	227	193	262	18%	(13%)
Recurring EBITDA¹ (R$ million)	227	122	177	87%	28%

 ¹ Does not include the effects of tax credits of R$ 71 million and R$ 85 million in 1Q20 and 4Q20, respectively

Operational performance – Oxiteno’s total sales volume remained stable in relation to 1Q20, with a 9% growth in specialty chemicals, driven by higher sales across all segments in Brazil, with emphasis on crop solutions and home and personal care, in addition to higher sales in its international units. Oxiteno’s operation in the USA was impacted by the severe winter that hit Texas in February, and this plant remained closed for approximately 30 days. As a result, the volume growth recorded in the period was 5%. The drop of 42% noted in the volume of commodities is due to the prioritization of other products in a period of scheduled shutdowns. In relation to 4Q20, the volume dropped 11%, as a result of the typical seasonality between periods, mitigated by higher sales in international units.

Net revenues – Total of R$ 1,436 million (+30%), due to the 23% average depreciation of the Real (R$ 1.01/US$) and the 7% increase in average dollar prices, as a result of a larger share of specialty chemicals in the sales mix. Compared to 4Q20, net revenues decreased 3%, due to the lower seasonal sales volume, despite the 8% increase in average dollar prices.

Cost of goods sold – Total of R$ 1,105 million (+26%), due to the 23% average depreciation of the Real (R$ 1.01/US$), higher maintenance expenses, as a result of the scheduled shutdowns, and a larger spending at the plant in the United States, due to the weather situation in the region. In related to 4Q20, cost of goods sold decreased 7%, due to the lower sales volume and the effect of the zero cost collar in 4Q20 (ZCC – margin hedge, discontinued in 2021), mitigated by higher expenses with maintenance due to the shutdowns and higher expenses at the United States plant.

Sales, general and administrative expenses – Total of R$ 224 million (+15%), because of exchange variation on international units, the provision for disposal of waste from the Uruguay plant and higher freight expenses. In relation to 4Q20, sales, general and administrative expenses fell 2%, mainly due to lower freight expenses, in line with the volume reduction.

Other operating results – Decrease of R$ 70 million and R$ 84 million in relation to 1Q20 and 4Q20, respectively, due to the non-recurring tax credits related to the exclusion of ICMS from the PIS/Cofins calculation base recorded in 1Q20 and 4Q20.

EBITDA – Total of R$ 227 million, growth of 18% related to 1Q20, due to the better sales mix and margins, with a greater share of specialty chemicals, and average Real 23% more devalued (R$ 1.01/US$), mitigated by the tax credits recorded in 1Q20 and higher costs and expenses. Compared to 4Q20, EBITDA decreased by 13%, due to the tax credits recorded in 4Q20 and the lower sales volume, partially offset by the better sales mix, the reduction in costs and expenses and the ZCC effect. Excluding the non-recurring effects of tax credits, the increase in EBITDA was 87% and 28% in relation to 1Q20 and 4Q20, respectively, a record level of company results.

Investments – Investments in the period amounted to R$ 32 million, mainly directed to investments in maintenance and safety of production units.

136

Ipiranga

	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Total volume (000 m³)	5,367	5,490	5,815	(2%)	(8%)
Diesel	2,751	2,722	2,861	1%	(4%)
Otto cycle	2,501	2,669	2,847	(6%)	(12%)
Others¹	115	99	107	15%	7%
EBITDA (R$ million)	563	480	487	17%	15%

 ¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga had a 2% reduction in sales volume compared to 1Q20, with a 6% drop in the Otto cycle, as a result of the restriction measures imposed by the pandemic, and 1% growth in diesel. In 2020, January and February were months of year-on-year growth in volumes, and the first impacts of the pandemic were felt from the second half of March. In 2021, volumes started the year impacted by the pandemic, but the effects of the new restrictions from March 2021 onwards were less severe than in the last year. Compared to 4Q20, sales volume was 8% lower, due to the drop of 12% in the Otto cycle and 4% in diesel, mainly due to the typical seasonality between the periods.

Net revenues – Total of R$ 19,845 million (+11%), due to the increase in the average prices of ethanol and oil derivatives, despite the lower sales volume, in addition to higher sales of lubricants at Iconic. In relation to 4Q20, net revenues grew by 4%, due to the higher average prices of oil derivatives and ethanol, mitigated by lower sales volume.

Cost of goods sold – Total of R$ 18,948 million (+10%), due to the increase in costs practiced by Petrobras, and in costs of ethanol, despite the lower volume sold. In relation to 4Q20, there was an increase of 3%, due to the same reasons mentioned above, mitigated by the seasonally smaller volume.

Sales, general and administrative expenses – Total of R$ 487 million (+4%), due to the increase in unit freight expenses, influenced by the increase in diesel, one-off expenses with civil contingencies and the growth in AmPm’s company operated stores, partially offset by lower provisions for doubtful accounts. In relation to 4Q20, sales, general and administrative expenses increased 3%, as a result of higher personnel expenses and reversals of provisions for doubtful accounts in 4Q20, mitigated by lower expenses with marketing and freight, due to the lower sales volume.

Other operating results – R$ 20 million negative result, a decrease of R$ 64 million in relation to 1Q20, due to CBios costs recorded in connection with the RenovaBio’s goals in the amount of R$ 33 million in 1Q21 and the establishment of extraordinary PIS/Cofins credits in the amount of R$ 39 million in 1Q20, mitigated by increased merchandising revenues from suppliers. In relation to 4Q20, the reduction was R$ 43 million, due to the lower costs with CBios and extraordinary PIS/Cofins credits recorded in 4Q20.

Disposal of property – Total of R$ 6 million, similar to 1Q20. In relation to 4Q20, the reduction was R$ 41 million, due to the higher sales of real estate assets in the previous quarter.

EBITDA – Total of R$ 563 million (+17%), mainly due to the variations in prices and costs in the period, mitigated by the reduction in other operating results. In relation to 4Q20, growth was 15%, as a result of better margins, mitigated by lower sales volume and reductions in the lines of other operating results and disposal of property.

Investments – R$ 38 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchise network and logistics infrastructure. Of the total invested, R$ 46 million refer to fixed assets and additions to intangible assets and R$ 36 million to contractual assets with clients (exclusive rights). These values were attenuated by R$ 43 million from the receipt of properties sold in installments at the end of 2020, net of financing releases to costumers.

137

Extrafarma

	1Q21	1Q20	4Q20	Δ	Δ
				1Q21 v 1Q20	1Q21 v 4Q20
Number of stores (end of the period)	402	411	405	(2%)	(1%)
% of mature stores (+3 years)	80%	60%	75%	20.5 p.p.	5.0 p.p.
Gross revenues (R$ million)	517	521	548	(1%)	(6%)
EBITDA (R$ million)	12	9	34	30%	(66%)

Operational performance – Extrafarma ended 1Q21 with 402 drugstores, with 2 store openings and 11 closures in the last twelve months, a reduction of 2% in its network, resulting from greater selectivity in expansion and a more rigorous approach to underperforming stores. Over the course of 1Q21, approximately 5% of stores, located in shopping malls, remained temporarily closed, due to stricter measures related to the pandemic. At the end of the quarter, stores still at the ramping-up phase (with up to three years of operation) represented 20% of the network.

Gross revenues – Total of R$ 517 million (-1%), due to the lower number of stores (-2%), the temporary closing of shopping mall stores and the effects from the cyberattack that occurred in January 2021, which impacted the systems of stores and distribution centers. The estimated impact of the incident on Extrafarma’s gross revenues loss is around 5%. These effects were partially offset by the expansion of sales through digital channels and by higher same store sales. In relation to 4Q20, gross revenues dropped by 6%, mainly due to the cyberattack and the seasonality between periods.

Cost of goods sold and gross profit – Cost of goods sold amounted to R$ 346 million (-1%), following the reduction in sales. Gross profit reached R$ 144 million (-1%), equivalent to a gross margin of 27.8%, in line with 1Q20. In relation to 4Q20, cost of goods sold decreased by 5% whereas gross profit fell by 8%, mainly due to the cyberattack and seasonality between periods.

Sales, general and administrative expenses – Total of R$ 167 million (-4%), due to the lower number of stores and productivity gains initiatives, logistic optimization and expenses reduction. In relation to 4Q20, sales, general and administrative expenses increased by 7%, mainly due to higher personnel expenses and services from third parties.

EBITDA – Total of R$ 12 million, increase of 30% in relation to 1Q20. This growth is a result of the implemented process for closing underperforming stores, greater profitability of the existing network and initiatives for enhancing productivity and expenses reduction, mitigated by the impact caused by the cyberattack and the effects of the pandemic. In relation to 4Q20, there was a reduction of 66%, mainly due to the typical seasonality between the periods and the impact caused by the cyberattack. The estimated impact of the cyberattack on Extrafarma’s EBITDA is R$ 6 million.

Investments – In 1Q21, R$ 9 million were invested, mainly directed to the maintenance of stores and projects related to information technology. It is worth mentioning that the distribution center in the state of Maranhão started operations in 1Q21, which will contribute to margin gains and logistical optimizations.

138

Indebtedness (R$ million)

Ultrapar consolidated	1Q21	4Q20	1Q20
Gross debt	(18,606)	(17,376)	(16,962)
Cash and cash equivalents	8,501	8,672	7,249
Net debt (ex-IFRS 16)	(10,105)	(8,704)	(9,713)
Leases payable	(1,794)	(1,833)	(1,704)
Net debt	(11,899)	(10,537)	(11,418)
Net debt/LTM Adjusted EBITDA¹ (ex-IFRS 16)	3.2x	2.8x	3.1x
Net debt/LTM Adjusted EBITDA¹	3.3x	3.0x	3.3x
Average cost of debt	212% DI	184% DI	121% DI
	DI + 2.3%	DI + 1.6%	DI + 0.9%
Average cash yield (% DI)	82%	80%	90%
Average debt duration (years)	4.6	4.6	4.7

¹ LTM Adjusted EBITDA does not include the impairment of Extrafarma of R$ 593 million for 1Q20

Ultrapar ended 1Q21 with a net financial debt of R$ 10.1 billion, comprised of gross debt of R$ 18.6 billion and cash position of R$ 8.5 billion. Considering leases payable (IFRS 16) of R$ 1.8 billion, the total net debt was R$ 11.9 billion (3.3x Adjusted EBITDA LTM) compared to R$ 10.5 billion on December 31, 2020 (3.0x Adjusted EBITDA LTM). The increase in net debt compared to the position at the end of 4Q20 refers mainly to the consumption of operating cash in working capital in 1Q21, the payment of dividends in March 2021 and the R$ 174 million effect of exchange rate variation over net debt on the portion of notes designated for hedge accounting. The increase in financial leverage is due to the increase in net debt, due to the reasons explained above, despite the increase in EBITDA LTM. The financial leverage was stable compared to 1Q20.

Maturity profile and debt breakdown:

139

Updates on ESG themes

In March 2021, Ultrapar created the Sustainability and Corporate Affairs executive position, reporting directly to the CEO, to accelerate and integrate the efforts and actions of the Ultra Group’s businesses into a unified, objective and widely visible agenda, with clearly defined and disseminated goals.

In April 2021, the Company’s Annual and Extraordinary General Shareholders’ Meeting took place, in which the members of the Board of Directors were elected. The Shareholders’ Meeting was attended by more than 70% of the Company’s total capital, with all matters approved by 88% to 99% of the attendees. None of the matters had a rejection rate greater than 1%. The present slate, whose term of office is in force until 2023, brings together professionals with relevant experiences and skills in strategic issues related to the Company’s businesses and future. Among the skills and experiences assessed, we highlight specific knowledge of the Company's operating segments, experience as CEO and people management, expertise in portfolio management, corporate governance, finance, energy matrix, technology, innovation and sustainability.

Ultra Group has teamed up with 11 companies to donate more than 5 thousand oxygen concentrators for the treatment of patients with COVID-19. The equipment was sent to the Ministry of Health for distribution according to the needs of each region and should serve up to 20 thousand patients per month. Together, the 12 partner companies have invested more than R$ 35 million in this initiative. Additionally, the Ultra Group joined the Donation Campaign of AMA – Association of Residents and Friends of São Conrado, which helps communities in Rio de Janeiro to combat the pandemic. The donation was intended for the purchase of basic food baskets, which will help around 300 low-income families covered by the project. Furthermore, in this first quarter, more than R$ 5 million have already been approved to social initiatives focused on COVID-19 through partner institutions in conjunction with the Group's companies.

Ultragaz reviewed its materiality matrix incorporating new themes and expanding the scope of existing themes. In addition, it built its sustainability model, defining strategic objectives to be pursued. Ultragaz continued its social and environmental actions, being recognized with the gold award in the environment category of the LPG Innovation and Technology Award, due to its project “Collect Oil Campaign”, in force since 2014, which consists of the collection of cooking oil in homes by Ultragaz trucks for the production of biodiesel and biodegradable soap in various parts of Brazil. The Company also initiated a national action to combat COVID-19, which aims to impact 10 million people in 50 cities in 19 states, together with the startup Criatividade e Entretenimento Educação e Saúde. This action is called Educational Campaign – The Boy in the Yellow Mask, whose goal is to take preventive information about the pandemic in a playful manner, mainly for children of the communities served by Ultragaz.

In order to align its strategy with the potential to contribute as an industry leader, Ultracargo released its material themes and renewed its support for the Na Mão Certa Program. Ultracargo also started an operational training course, aimed at the community surrounding the new Vila do Conde (PA) terminal, through which residents of the Barcarena region were selected for basic training in the operation of port terminals. Additional initiatives in the eco-efficiency matter include the use of a rainwater reuse system in Vila do Conde (PA) and Itaqui (MA), with a significant reduction in the consumption of treated water, and supply of the Itaqui (MA), Suape (PE), Aratu (BA) and Santos (SP) terminals with renewable energy from solar, wind or biomass.

Oxiteno holds its position in the Platinum category of EcoVadis Sustainability Rating, the highest in the ranking, which is taken by only 1% of the evaluated companies, being the second Brazilian company to achieve this position. It also won the Seal of Ethnic-Racial Diversity in the commitment category of the city hall of Salvador. To continue the implementation of the Strategic Sustainability Plan, Oxiteno carried out the split of sustainability goals into individual goals of top leadership, the implementation of the diversity and quality of life program, and the assessment of the sustainability performance of almost 70% of its suppliers through the EcoVadis platform in less than a year.

As a partner, Ipiranga launched the Pro-Frotas Carbon Neutral initiative, which will allow fleet companies to calculate their greenhouse gas emissions, generated from the consumption of fuels, and later compensate them with the purchase of carbon credits. On the front of diversity and inclusion, Ipiranga launched its Internship Program with 50% of the vacancies reserved for black professionals, achieving a higher than expected result. In addition, Ipiranga contributed with humanitarian actions in the context of worsening pandemic, with the donation of fabric masks, gel alcohol and food vouchers to communities around Ipiranga base in Manaus, in partnership with the NGO Aldeias Infantis.

140

Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 193 million/day in 1Q21 (-14%). Ultrapar’s shares ended the quarter quoted at R$ 21.21 on B3, a depreciation of 11% in the quarter, while the Ibovespa stock index fell by 2%. In NYSE, Ultrapar’s shares decreased by 16% in 1Q21, while the Dow Jones stock index appreciated 8%. Ultrapar ended 1Q21 with a market cap of R$ 24 billion.

Capital markets	1Q21	1Q20	4Q20
Number of shares (000)	1,115,077	1,114,919	1,115,006
Market capitalization¹ (R$ million)	23,651	13,970	26,470
B3
Average daily trading volume (000 shares)	6,859	9,902	6,940
Average daily financial volume (R$ 000)	145,258	184,163	140,381
Average share price (R$/share)	21.18	18.60	20.23
NYSE
Quantity of ADRs² (000 ADRs)	49,955	47,480	47,413
Average daily trading volume (000 ADRs)	2,282	1,935	1,136
Average daily financial volume (US$ 000)	8,733	9,031	4,390
Average share price (US$/ADRs)	3.83	4.67	3.86
Total
Average daily trading volume (000 shares)	9,141	11,836	8,076
Average daily financial volume (R$ 000)	193,310	223,771	163,786

  ¹ Calculated on the closing share price for the period

  ² 1 ADR = 1 common share

UGPA3 x Ibovespa Performance – 1Q21

(Dec 30, 2020 = 100)

141

1Q21 Conference Call

Ultrapar will host a conference call for analysts and investors on May 6, 2021 to comment on the Company’s performance in the first quarter of 2021 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via WEBCAST and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11:00 a.m. (BRT) / 10:00 a.m. (EDT)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4210-1803

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 or +55 (11) 2820-4012 (available for seven days)

Code: 3167603#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 or +55 (11) 2820-4012 (available for seven days)

Code: 9792937#

142

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

ASSETS

Cash and cash equivalents	3,933.2	2,494.0	2,661.5
Financial investments and hedging instruments	3,553.5	3,460.7	5,033.3
Trade receivables and reseller financing	4,240.8	3,629.4	3,868.1
Inventories	4,491.7	3,394.8	3,846.2
Recoverable taxes	1,482.7	1,436.5	1,410.9
Prepaid expenses	162.0	157.1	132.1
Contractual assets with customers - exclusive rights	490.9	473.5	478.9
Other receivable	61.7	83.3	58.1
Total Current Assets	18,416.4	15,129.3	17,489.1

Financial investments and hedging instruments	1,014.4	1,294.0	977.4
Trade receivables and reseller financing	468.3	401.2	491.5
Deferred income and social contribution taxes	1,061.4	916.1	974.7
Recoverable taxes	1,730.7	1,085.9	1,736.0
Escrow deposits	950.4	957.2	949.8
Prepaid expenses	59.5	62.4	70.5
Contractual assets with customers - exclusive rights	1,270.6	1,065.8	1,227.4
Other receivables	236.4	197.2	227.5
Investments	169.5	171.7	167.5
Right to use assets	2,125.3	2,069.7	2,150.3
Property, plant and equipment	8,176.1	7,884.7	8,005.9
Intangible assets	1,792.4	1,780.5	1,782.7
Total Non-Current Assets	19,054.8	17,886.5	18,761.1

TOTAL ASSETS	37,471.2	33,015.9	36,250.2

LIABILITIES

Loans, financing and hedge derivative financial instruments	2,277.9	1,529.5	2,306.0
Debentures	971.3	276.8	949.9
Trade payables	4,526.1	2,405.3	4,040.7
Salaries and related charges	384.7	340.1	468.6
Taxes payable	440.9	343.1	455.3
Leases payable	263.1	230.5	260.2
Other payables	354.6	319.2	760.1
Total Current Liabilities	9,218.6	5,444.5	9,240.8

Loans, financing and hedge derivative financial instruments	9,329.2	8,771.5	8,526.1
Debentures	6,027.8	6,384.2	5,594.2
Provisions for tax, civil and labor risks	859.1	887.2	854.4
Post-employment benefits	259.0	245.8	257.6
Leases payable	1,530.7	1,473.8	1,573.1
Other payables	284.1	307.2	293.7
Total Non-Current Liabilities	18,290.0	18,069.7	17,099.1

TOTAL LIABILITIES	27,508.6	23,514.2	26,339.9

EQUITY

Share capital	5,171.8	5,171.8	5,171.8
Reserves	5,008.0	4,595.4	5,006.7
Treasury shares	(489.1)	(485.4)	(489.1)
Other	(107.2)	(165.1)	(155.6)
Non-controlling interests in subsidiaries	379.2	385.0	376.5
Total equity	9,962.6	9,501.7	9,910.3

TOTAL LIABILITIES AND EQUITY	37,471.2	33,015.9	36,250.2

Cash and financial investments	8,501.0	7,248.7	8,672.2
Loans and debentures	(18,606.3)	(16,962.0)	(17,376.2)
Leases payable	(1,793.8)	(1,704.2)	(1,833.3)
Net cash (debt)	(11,899.0)	(11,417.6)	(10,537.3)

Net cash (debt) ex-IFRS 16	(10,105.2)	(9,713.3)	(8,704.1)

143

ULTRAPAR
CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Net revenue from sales and services	23,950.3	21,387.1	23,215.7

Cost of products and services sold	(22,234.4)	(19,977.2)	(21,702.7)

Gross profit	1,715.9	1,409.9	1,513.0

Operating expenses
Selling and marketing	(658.5)	(644.9)	(677.9)
General and administrative	(468.7)	(409.9)	(459.6)

Other operating income, net	(12.4)	123.9	107.1
Gain (loss) on disposal of property, plant and equipment and intangibles	8.1	6.9	40.2

Operating income (loss)	584.4	486.0	522.8

Financial result
Financial income	61.6	182.1	220.9
Financial expenses	(395.2)	(349.7)	(84.4)
Share of profit (loss) of subsidiaries, joint ventures and associates	(12.2)	(12.4)	(13.1)

Income before income and social contribution taxes	238.4	306.0	646.2

Provision for income and social contribution taxes
Current	(118.2)	(124.3)	(283.1)
Deferred	5.4	(28.8)	41.1
Benefit of tax holidays	11.7	16.0	27.3

Net income	137.4	168.9	431.5

Net income attributable to:
Shareholders of the Company	132.2	160.9	426.0
Non-controlling interests in subsidiaries	5.3	8.0	5.5

Adjusted EBITDA	996.3	879.8	949.3

Depreciation and amortization¹	380.9	386.6	391.6
Cash flow hedge bonds	43.3	19.6	47.9

Total investments²	293.8	350.1	484.5

RATIOS

Earnings per share (R$)	0.12	0.15	0.39
Net debt (ex-IFRS 16) / Stockholders' equity	1.01	1.02	0.88
Net debt / Stockholders' equity	1.19	1.20	1.06
Net debt / LTM Adjusted EBITDA³ (ex-IFRS16)	3.18	3.12	2.83
Net debt / LTM Adjusted EBITDA³	3.31	3.27	3.03
Net interest expense / Adjusted EBITDA	0.33	0.19	na
Gross margin (%)	7.2%	6.6%	6.5%
Operating margin (%)	2.4%	2.3%	2.3%
Adjusted EBITDA margin (%)	4.2%	4.1%	4.1%

Number of employees	16,304	15,887	15,946

¹ Includes amortization with contractual assets with customers – exclusive rights

² Includes property, plant and equipment and additions to intangible assets, contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

³ LTM adjusted EBITDA does not consider impairment of Extrafarma for 1Q20

144

ULTRAPAR
CONSOLIDATED CASH FLOW

In million of Reais	JAN - MAR	JAN - MAR
	2021	2020
Cash flows from operating activities
Net income for the period	137.4	168.9
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12.2	12.4
Amortization of contractual assets with customers - exclusive rights	48.2	82.9
Amortization of right to use assets	87.3	77.9
Depreciation and amortization	245.4	225.9
PIS and COFINS credits on depreciation	4.3	4.5
Interest and foreign exchange rate variations	424.8	505.4
Deferred income and social contribution taxes	(5.4)	28.8
(Gain) loss on disposal of property, plant and equipment and intangibles	(8.1)	(6.9)
Expected losses on doubtful accounts	3.9	30.3
Provision for losses in inventories	(4.7)	(4.6)
Provision for post-employment benefits	0.0	5.2
Equity instrument granted	3.6	2.1
Provision for decarbonization - CBIOs	32.6	-
Provision for tax, civil, and labor risks	3.6	12.0
Other provisions and adjustments	2.8	(3.2)

	988.1	1,141.5

(Increase) decrease in current assets
Trade receivables and reseller financing	(372.0)	416.5
Inventories	(640.8)	328.6
Recoverable taxes	(71.7)	11.1
Other receivables	(6.6)	(42.9)
Prepaid expenses	(44.3)	(45.7)

Increase (decrease) in current liabilities
Trade payables	413.3	(309.6)
Salaries and related charges	(84.0)	(65.6)
Taxes payable	56.7	(24.8)
Income and social contribution taxes	24.2	(28.1)
Post-employment benefits	0.0	0.9
Other payables	(15.1)	(16.8)
Deferred revenue	(2.0)	(1.5)

(Increase) decrease in non-current assets
Trade receivables and reseller financing	23.2	17.2
Recoverable taxes	5.3	(213.6)
Escrow deposits	(0.6)	(35.7)
Other receivables	(0.9)	0.2
Prepaid expenses	9.4	6.9

Increase (decrease) in non-current liabilities
Post-employment benefits	1.3	(3.3)
Other payables	(2.3)	(13.8)

CBIO acquisition	(20.8)	-
Payments of contractual assets with customers - exclusive rights	(35.9)	(145.4)
Contingency payments	(0.8)	(5.2)
Income and social contribution taxes paid	(95.4)	(38.8)

Net cash provided by operating activities	128.4	932.0

Cash flows from investing activities
Financial investments, net of redemptions	1,719.6	(143.3)
Acquisition of property, plant, and equipment	(247.8)	(177.4)
Acquisition of intangible assets	(31.9)	(43.2)
Capital increase in joint ventures	(15.0)	-
Related parties	(5.0)	-
Proceeds from disposal of property, plant and equipment and intangibles	22.5	19.7

Net cash provided by (used in) investing activities	1,442.4	(344.2)

Cash flows from financing activities
Loans and debentures
Proceeds	463.0	240.7
Repayments	(126.5)	(89.5)
Interest paid	(50.5)	(90.4)
Payments of leases¹	(122.2)	(85.7)
Dividends paid	(477.4)	(260.6)
Related parties	(0.1)	(0.0)

Net cash provided by (used in) financing activities	(313.7)	(285.5)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	14.6	76.4

Increase (decrease) in cash and cash equivalents	1,271.7	378.6

Cash and cash equivalents at the beginning of the period	2,661.5	2,115.4

Cash and cash equivalents at the end of the period	3,933.2	2,494.0

Transactions without cash effect:

Addition on right to use assets and leases payable	58.6	169.4
Addition on contractual assets with costumers - exclusive rights	72.2	14.9
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	1.4	53.1

¹ Includes R$ 29 million related to the grant of Ultracargo's terminal in Vila do Conde in 1Q21

145

ULTRAGAZ
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

OPERATING ASSETS
Trade receivables	398.5	386.5	369.1
Non-current trade receivables	32.0	12.6	30.6
Inventories	158.4	109.6	139.0
Taxes	87.1	84.4	102.2
Escrow deposits	220.3	219.6	214.4
Other	81.9	68.0	79.7
Right to use assets	105.2	110.4	110.7
Property, plant and equipment / Intangibles	1,084.2	1,001.9	1,082.6

TOTAL OPERATING ASSETS	2,167.7	1,993.0	2,128.3

OPERATING LIABILITIES
Suppliers	101.5	89.0	103.4
Salaries and related charges	68.7	65.3	81.5
Taxes	16.0	12.1	24.6
Judicial provisions	129.3	128.4	128.4
Leases payable	144.7	147.6	150.3
Other	68.6	97.3	79.3

TOTAL OPERATING LIABILITIES	528.8	539.7	567.6

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Net revenues	2,037.8	1,761.5	1,968.6

Cost of products sold	(1,811.9)	(1,522.9)	(1,708.1)

Gross profit	225.9	238.6	260.5

Operating expenses
Selling	(96.2)	(106.6)	(108.2)
General and administrative	(50.5)	(47.5)	(62.7)

Other operating income	5.6	4.9	1.1
Gain (loss) on disposal of property, plant and equipment and intangibles	2.6	0.9	2.1

Operating income (loss)	87.4	90.2	92.9

Share of profit of subsidiaries, joint ventures and associates	0.0	0.0	(0.0)

Adjusted EBITDA	150.2	147.0	154.4

Depreciation and amortization¹	62.8	56.7	61.5

Ratios

Gross margin (R$/ton)	557	566	612
Operating margin (R$/ton)	216	214	218
Adjusted EBITDA margin (R$/ton)	370	349	363

Number of employees	3,445	3,420	3,397

¹ Includes amortization with contractual assets with customers - exclusive rights

146

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

OPERATING ASSETS
Trade receivables	30.4	42.1	32.2
Inventories	7.9	6.5	7.8
Taxes	25.6	23.4	21.7
Other	30.8	20.8	31.0
Right to use assets	472.7	466.0	468.1
Property, plant and equipment / Intangibles / Investments	1,535.9	1,320.1	1,463.5

TOTAL OPERATING ASSETS	2,103.3	1,878.9	2,024.2

OPERATING LIABILITIES
Suppliers	43.5	29.4	81.3
Salaries and related charges	34.2	24.2	39.1
Taxes	8.9	10.4	8.1
Judicial provisions	10.2	10.2	10.0
Leases payable	416.7	422.7	437.5
Other¹	69.0	96.4	95.3

TOTAL OPERATING LIABILITIES	582.5	593.4	671.3

¹ Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Net revenues	172.0	163.3	166.0

Cost of services sold	(68.8)	(62.5)	(73.8)

Gross profit	103.3	100.8	92.1

Operating expenses
Selling	(2.0)	(1.7)	(1.8)
General and administrative	(31.7)	(30.8)	(32.2)

Other operating income	(0.8)	2.9	(2.3)
Gain (loss) on disposal of property, plant and equipment and intangibles	0.1	(0.2)	(1.0)

Operating income (loss)	68.7	71.0	54.8

Share of profit of subsidiaries, joint ventures and associates	0.5	0.1	(0.2)

EBITDA	92.5	90.5	77.0

Depreciation and amortization	23.3	19.5	22.3

Ratios

Gross margin (%)	60.0%	61.7%	55.5%
Operating margin (%)	40.0%	43.4%	33.0%
EBITDA margin (%)	53.8%	55.4%	46.4%

Number of employees	917	809	926

147

OXITENO
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

OPERATING ASSETS
Trade receivables	869.5	700.1	875.6
Inventories	1,238.5	829.1	1,034.3
Taxes	693.4	712.1	741.7
Other	148.1	164.4	157.9
Right to use assets	43.6	38.2	45.8
Property, plant and equipment / Intangibles / Investments	2,979.8	2,948.3	2,881.4

TOTAL OPERATING ASSETS	5,972.9	5,392.2	5,736.7

OPERATING LIABILITIES
Suppliers	984.9	469.9	714.8
Salaries and related charges	111.9	110.5	158.4
Taxes	50.3	34.8	49.5
Judicial provisions	33.4	26.3	24.9
Leases payable	48.7	39.8	48.8
Other	56.1	39.6	42.4

TOTAL OPERATING LIABILITIES	1,285.2	721.0	1,038.7

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Net revenues	1,436.4	1,107.9	1,476.8

Cost of products sold
Variable	(905.9)	(729.0)	(1,009.4)
Fixed	(144.8)	(102.4)	(124.7)
Depreciation and amortization	(54.2)	(45.5)	(52.3)

Gross profit	331.5	231.0	290.4

Operating expenses
Selling	(100.7)	(84.5)	(106.8)
General and administrative	(122.8)	(109.7)	(120.6)

Other operating income	1.5	71.9	85.2
Gain (loss) on disposal of property, plant and equipment and intangibles	0.3	(0.2)	(5.0)

Operating income (loss)	109.8	108.5	143.2

Share of profit of subsidiaries, joint ventures and associates	(0.1)	0.2	(0.2)

Adjusted EBITDA	226.9	192.6	261.9

Depreciation and amortization	73.9	64.2	71.0

Cash flow hedge from bonds	43.3	19.6	47.9

Ratios

Gross margin (R$/ton)	1,834	1,279	1,424
Gross margin (US$/ton)	335	287	264
Operating margin (R$/ton)	607	601	702
Operating margin (US$/ton)	111	135	130
Adjusted EBITDA margin (R$/ton)	1,255	1,066	1,284
Adjusted EBITDA margin (US$/ton)	229	239	238

Number of employees	1,873	1,813	1,851

148

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

OPERATING ASSETS
Trade receivables	2,903.6	2,431.9	2,546.6
Non-current trade receivables	436.0	388.3	460.6
Inventories	2,580.4	1,910.9	2,144.5
Taxes	1,495.9	946.2	1,412.8
Contractual assets with customers - exclusive rights	1,756.2	1,533.3	1,700.6
Other	508.3	539.9	503.8
Right to use assets	1,090.0	1,002.4	1,106.3
Property, plant and equipment / Intangibles / Investments	3,572.2	3,615.8	3,579.3

TOTAL OPERATING ASSETS	14,342.6	12,368.8	13,454.7

OPERATING LIABILITIES
Suppliers	3,162.0	1,575.5	2,886.9
Salaries and related charges	92.8	76.3	99.3
Post-employment benefits	265.0	235.0	262.4
Taxes	242.6	153.3	183.4
Judicial provisions	301.2	334.0	309.1
Leases payable	754.6	642.5	766.1
Other	323.6	275.7	259.4

TOTAL OPERATING LIABILITIES	5,141.8	3,292.3	4,766.7

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Net revenues	19,845.0	17,899.6	19,115.9

Cost of products and services sold	(18,947.8)	(17,204.6)	(18,414.3)

Gross profit	897.2	695.0	701.5

Operating expenses
Selling	(305.4)	(307.8)	(316.0)
General and administrative	(181.7)	(158.9)	(156.3)

Other operating income	(19.8)	44.1	23.1
Gain (loss) on disposal of property, plant and equipment and intangibles	5.8	6.5	46.7

Operating income (loss)	396.0	279.0	299.0

Share of profit of subsidiaries, joint ventures and associates	(6.5)	0.4	(1.8)

Adjusted EBITDA	563.0	479.9	487.5

Depreciation and amortization¹	173.4	200.5	190.2

Ratios

Gross margin (R$/m³)	167	127	121
Operating margin (R$/m³)	74	51	51
Adjusted EBITDA margin (R$/m³)	105	87	84
Adjusted EBITDA margin (%)	2.8%	2.7%	2.5%

Number of service stations	7,107	7,106	7,107

Number of employees	3,626	3,341	3,378

¹ Includes amortization with contractual assets with customers - exclusive rights

149

EXTRAFARMA
BALANCE SHEET

In million of Reais	MAR 21	MAR 20	DEC 20

OPERATING ASSETS
Trade receivables	40.7	71.2	41.3
Inventories	506.6	538.7	520.6
Taxes	241.4	223.9	237.5
Other	28.2	31.6	25.2
Right to use assets	378.2	415.9	383.8
Property, plant and equipment / Intangibles	476.5	526.5	488.3

TOTAL OPERATING ASSETS	1,671.6	1,807.7	1,696.7

OPERATING LIABILITIES
Suppliers	184.7	232.2	237.8
Salaries and related charges	42.4	42.1	43.2
Taxes	19.7	33.6	18.5
Judicial provisions	9.6	20.3	9.9
Leases payable	390.5	412.9	392.1
Other	17.8	18.1	19.3

TOTAL OPERATING LIABILITIES	664.6	759.1	720.8

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q21	1Q20	4Q20

Gross revenues	517.2	520.9	548.0

Sales returns, discounts and taxes	(27.4)	(27.5)	(29.0)

Net revenues	489.8	493.3	518.9

Cost of products and services sold	(345.9)	(348.5)	(363.3)

Gross profit	143.8	144.8	155.6

Operating expenses	(167.5)	(174.4)	(156.9)
Other operating income	(1.5)	(0.3)	(1.1)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.6)	(0.0)	(1.2)
Impairment	-	-	-

Operating income (loss)	(25.8)	(29.9)	(3.7)

EBITDA	11.5	8.9	34.0

Depreciation and amortization	37.3	38.8	37.7

Ratios¹

Gross margin (%)	27.8%	27.8%	28.4%
Operating margin (%)	(5.0%)	(5.7%)	(0.7%)
EBITDA margin (%)	2.2%	1.7%	6.2%

Number of employees	5,948	6,108	5,921

¹ Calculated based on gross revenues

150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021

ULTRAPAR HOLDINGS INC.

By: /s/ Rodrigo de Almeida Pizzinatto______________________

Name: Rodrigo de Almeida Pizzinatto

Title: Chief Financial and Investor Relations Officer

(Parent and Consolidated Interim Financial Information as of and the Three-month period Ended March 31, 2021 and Report on Review of Interim Financial Information, 1Q21 Earnings Release)